Exhibit 99.3

Notice of Annual Meeting to be held on June 7, 2018 and Management Information Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

When	Where
Thursday, June 7, 2018 4:00 p.m. (Eastern Time)	Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, Canada
Business of the Annual Meeting of Common Shareholders
At the meeting, shareholders will be asked to:
1.	Receive the financial statements as at and for the year ended December 31, 2017, and the report of the auditors on the statements;
2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;
3.	Elect directors for the ensuing year;
4.
Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

5.	Consider any other business that may be properly brought before the Annual Meeting of Common Shareholders or any adjournment thereof.

By order of the Board of Directors,
Kenneth Moore,
Chair of the Board of Directors
May 1, 2018

If you are unable to attend the meeting in person, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 5:00 p.m. (Eastern Time) on Tuesday, June 5, 2018 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

1.	By email to proxyvote@astfinancial.com
2.	By facsimile to 416-368-2502 or 1-866-781-3111
3.	By touch-tone telephone at 1-888-489-5760
4.	By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

i

LETTER TO SHAREHOLDERS
Dear Fellow Shareholder,
We are pleased to invite you to attend the Annual Meeting of Common Shareholders on Thursday, June 7, 2018 (the “Meeting”). The Meeting will be held at the head office of Algonquin Power & Utilities Corp. (“Algonquin”), located at 354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1, at 4:00 p.m. (Eastern Time).
The board of directors (“Board of Directors” or “Board”) and management of Algonquin are looking forward to meeting with you to discuss Algonquin’s achievements in 2017, and sharing some of our plans for the future of Algonquin.   The Meeting will provide an opportunity to ask questions and meet with management, members of the Board and fellow Shareholders.
At the Meeting, Shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular. It contains important information about the business to be conducted at the Meeting, the nominees for election to the Board, the Board’s corporate governance practices, and our approach to executive compensation.
The Board of Directors and management team thank you for your continued support, and we look forward to seeing you at the Meeting.  Please remember to exercise your vote, either in person at the meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.

Yours Sincerely,

Kenneth Moore	Ian Robertson
Chair of the Board of Directors	Chief Executive Officer

ii

TABLE OF CONTENTS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	¡
LETTER TO SHAREHOLDERS	¡¡
CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND FORWARD LOOKING-INFORMATION	¡¡¡
CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES	iv
SOLICITATION OF PROXIES	1
VOTING INFORMATION	2
VOTING INSTRUCTIONS	2
Non-Registered Shareholders	2
Registered Shareholders	3
MATTERS TO BE ACTED UPON AT THE MEETING	5
1. Receipt of Financial Statements	5
2. Appointment of Auditor	5
3. Election of Directors	5
4. Advisory Vote on Executive Compensation	6
DIRECTOR NOMINEES	7
CORPORATE GOVERNANCE PRACTICES	15
NON-EXECUTIVE DIRECTOR COMPENSATION	28
EXECUTIVE COMPENSATION	32
Letter to Shareholders from the Compensation Committee	32
Compensation Discussion & Analysis	36
SHAREHOLDER PROPOSALS	68
ADDITIONAL INFORMATION	68
SCHEDULES	69
Schedule A: Advisory Vote on Approach to Executive Compensation	69
Schedule B: Mandate of the Board of Directors	70

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION
This Circular may contain statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.  Specific forward-looking information in this Circular includes but is not limited to: the Corporation’s future plans, expectations with respect to compensation governance (including without limitation expectations with respect to key focus areas of the Compensation Committee), and expectations with respect to equity compensation plans (including without limitation expectations and assumptions relating to stock options and stock option valuation).  All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions of the Corporation’s management, which include, but are not limited to: the receipt of applicable regulatory approvals; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; sufficient liquidity and capital resources; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; and favourable relations with external stakeholders.

i i i

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.  Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; the loss of key personnel and/or labour disruptions; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to realize the anticipated benefits of acquisitions; Atlantica Yield plc or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s best interests; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Factors” in the Corporation’s most recent management discussion & analysis and in the Corporation’s most recent annual information form.
Forward-looking information contained herein is made as of the date of this Circular and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law.  All forward-looking information contained herein is qualified by these cautionary statements.
CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES
The Corporation’s financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2017, which will be presented at the Meeting, are prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).  Certain financial terms used in this Circular – including “adjusted net earnings” (“Adjusted Net Earnings”) and “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) – are not recognized measures under U.S. GAAP (“non-GAAP measures”) and there is no standardized measure for such terms. Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of their ability to generate cash from operations. The Corporation uses this calculation to monitor the amount of cash generated by the Corporation as compared to the amount of dividends paid by the Corporation. The Corporation uses Adjusted EBITDA to assess the operating performance of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. The Corporation adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Corporation. Where the Corporation manages the day to day operations of a facility and receives the majority of its economic benefits, the full operating profit of such facility is included in calculating the measure. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Please refer to the Corporation’s most recent Management’s Discussion & Analysis filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for further information regarding Algonquin’s use of non-GAAP measures, including reconciliations to the most directly comparable U.S. GAAP financial measures.

iv

ALGONQUIN POWER & UTILITIES CORP. MANAGEMENT INFORMATION CIRCULAR – PROXY STATEMENT FOR THE ANNUAL MEETING OF COMMON SHAREHOLDERS TO BE HELD ON THURSDAY, JUNE 7, 2018

SOLICITATION OF PROXIES

We are sending you this Management Information Circular / Proxy Statement (the “Circular”) to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. (“Algonquin”) for use at our Annual Meeting of Common Shareholders (the “Meeting”) on June 7, 2018, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder as of the close of business on April 26, 2018. We encourage you to review this Circular and to exercise your right to vote.
Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin, the board of directors (“Board of Directors” or “Directors” or “Board”) of Algonquin or by Algonquin’s transfer agent, AST Trust Company (Canada), at a nominal cost. The costs of solicitation will be borne by Algonquin.
“Algonquin”, “the Corporation”, “APUC”, “we” and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin.
All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. The information in this Circular is presented as of May 1, 2018, unless otherwise stated.
Approval of this Circular
The Board of Directors has approved the content and delivery of this Circular.

Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.
May 1, 2018

It is important to vote your shares.
Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 5:00 p.m. (Eastern Time) on Tuesday, June 5, 2018, or not less than 48 hours (excluding Saturday, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	1

VOTING INFORMATION
You are asked to vote on the following items:
●	The re-appointment of Ernst & Young LLP as the auditor;
●	The election of directors for the ensuing year; and
●	An advisory resolution to approve the approach to executive compensation disclosed in this Circular.
Unless as otherwise specified, a simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting.
On April 26, 2018, the record date established for notice of the Meeting, there were 472,135,885 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy.
To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.
VOTING INSTRUCTIONS
You can vote your Common Shares by proxy or in person at the Meeting.  Please follow the instructions below based on whether you are a registered or non-registered Shareholder.
NON-REGISTERED SHAREHOLDERS
You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.
Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.
The Corporation has distributed copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:
a)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or

b)
less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or AST Trust Company (Canada), as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	2

Voting in Person at the Meeting
We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.
Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:
●	Strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided;
●	Leave the voting instructions section blank because you will be voting at the Meeting; and
●	When you arrive at the Meeting, present yourself to a representative at the registration table.
A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.
Changing your Vote
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.
REGISTERED SHAREHOLDERS
You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.
Voting by Proxy
Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.
You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.
Voting at the Meeting
●	You do not need to complete or return your form of proxy if you plan to vote at the Meeting.
●	Simply attend the Meeting and present yourself to a representative at the registration table.
Changing your vote
A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with AST Trust Company (Canada) before the deadline for filing proxies, or in any other manner permitted by law.  The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	3

How your Proxy will be Voted
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.
PROCESSING THE VOTES
Proxies are counted by our transfer agent, AST Trust Company (Canada). AST Trust Company (Canada) protects the confidentiality of individual Shareholder votes, except if:
●	the Shareholder clearly intends to communicate his or her individual position to the Board or management; or
●	disclosure is necessary to comply with legal requirements.
VOTING RESULTS
Following the Meeting, a report on the voting results will be available on the investor centre of our website at www.algonquinpower.com and will be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you are unable to attend the meeting in person, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 5:00 p.m. (Eastern Time) on Tuesday, June 5, 2018 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

1.	By email to proxyvote@astfinancial.com
2.	By facsimile to 416-368-2502 or 1-866-781-3111
3.	By touch-tone telephone at 1-888-489-5760
4.	By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	4

MATTERS TO BE ACTED UPON AT THE MEETING
1.	RECEIPT OF FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2017 are included in the Annual Report. The Annual Report, which has been mailed to Shareholders, is available in electronic format on Algonquin’s website at www.algonquinpower.com, and will also be presented at the Meeting.
2.	APPOINTMENT OF AUDITOR
The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditors.  Ernst & Young LLP have been the auditors of the Corporation since 2013.
The aggregate fees billed by Ernst & Young LLP during the last two fiscal years ended December 31, 2016 and December 31, 2017 were as follows:
Services	2017 Fees	2016 Fees
Audit Fees(1)	$3,947,930	$3,184,020
Audit-Related Fees(2)	$100,235	$113,414
Other Tax Fees(3)	$252,535	$269,631
Total	$4,300,700	$3,567,065
(1)	For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.
(2)
For assurance and related services that are reasonably related to the performance of the audit or review of APUC's financial statements and not reported under Audit Fees, includingaudit procedures related to regulatory commission filings and translation services

(3)	For tax advisory and planning services.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditors of the Corporation to hold office until the end of the next annual meeting of Shareholders or until a successor is appointed.

3.	ELECTION OF DIRECTORS
The Corporation’s Articles of Incorporation (“Articles”) provide that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) Directors. The number of Directors to be elected at the Meeting is nine (9).  The nine (9) individuals nominated for election as Directors are listed in the “Director Nominees” section on page 7 of this Circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting or until his or her successor is duly elected or appointed.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this Circular.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	5

4.	ADVISORY VOTE ON EXECUTIVE COMPENSATION
In 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for boards of directors published by the Canadian Coalition for Good Governance.
The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.
Shareholders should review the “Letter to Shareholders from the Compensation Committee” beginning on page 32, the “Corporate Governance Practices” section beginning on page 15, and the “Compensation Governance” section beginning on page 27 of this Circular before voting on this matter. The “Compensation Discussion & Analysis” section beginning on page 36 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading Compensation Discussion & Analysis – Named Executive Officer Compensation) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Compensation Committee of the Board (the “Compensation Committee”).
We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary.
At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “A” of this Circular.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.
Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	6

DIRECTOR NOMINEES
The following pages set forth the name and background information with respect to the nine (9) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five (5) years, a summary of his or her experience, the year such person was first elected as a Director, the Director’s past attendance at meetings of the Board and the committees of the Board (the “Committees”), and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee).  Each of the nine (9) nominees for the Board currently serve as Directors.  The aggregate number of Common Shares held by Directors of the Corporation is 3,826,909 which represents 0.81% of the issued and outstanding Common Shares.  Under the Director Share Ownership Guideline, the equity ownership requirement for 2017 for the Chair of the Board was $857,100 and for each non-executive director was $467,500.  The targets for Messrs. Robertson and Jarratt, who are also members of management and are subject to the Executive Share Ownership Guideline, are three (3) times base salary, or $2,700,000 and $1,890,000 respectively.  Targets based on Director’s Retainer Fees which are paid in United States dollars (“USD” or “US$”) are converted to Canadian dollars (“CAD”) using the average CAD to USD exchange rate for 2017 as published by the Bank of Canada.  Share ownership levels and values for the Directors are calculated as at, and using the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) of $12.44 on, the record date.
Majority Voting for Election of Directors
Under the Corporation’s majority voting policy where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation should be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board.
As soon as practicable following receipt of the resignation of the Subject Director:
(a)
the Corporation will issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the TSX; and

(b)
the Board may (i) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders; or (iii) call a special meeting of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.
Following any uncontested meeting at which Directors are elected, the Corporation will issue a press release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.
The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.
In 2017, each Director received the requisite support from Shareholders, and since the adoption of the majority voting policy, all nominees for Director have received a majority “for” vote at the Corporation’s meetings of Shareholders.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	7

Director Skills Matrix
The following chart outlines the key areas of expertise and experience for each Director nominee.
	Total	Christopher Ball	Melissa Barnes	Christopher Jarratt	D. Randy Laney	Kenneth Moore	Ian Robertson	Masheed Saidi	Dilek Samil	George Steeves
Independent: In accordance with Section 1.4 of National Instrument 52-110 – Audit Committees	7	✓	✓		✓	✓		✓	✓	✓
CEO/Senior Executive: CEO or senior executive experience with a large publicly traded organization	6		✓	✓	✓		✓	✓	✓
Governance/Other Directorships: Director of public company and/or significant governance role	7		✓	✓	✓	✓	✓		✓	✓
Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	7	✓		✓	✓	✓	✓	✓	✓
Energy Sector: Senior executive experience in the energy sector	6	✓		✓			✓	✓	✓	✓
Utility Sector: Senior executive experience in the utility sector	6			✓	✓		✓	✓	✓	✓
Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	9	✓	✓	✓	✓	✓	✓	✓	✓	✓
Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	6	✓		✓	✓		✓	✓	✓
Financial: Senior financial executive experience	6	✓			✓	✓	✓		✓	✓
Legal and Regulatory: Legal and regulatory experience	7		✓	✓	✓	✓	✓	✓	✓

BOARD HIGHLIGHTS
•    Seven out of nine Directors are independent.
•    One-third of the Directors are women.
•    The average tenure of the Board is 5.8 years.
•    100% of the Directors have M&A/Growth Strategy experience.
•    Seven of the Directors have governance experience.
•    Four of the Independent Directors are U.S.-based.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	8

Director Profiles
Christopher Ball
Toronto, Ontario, Canada Age: 67 Director Since: 2009(1) Independent
Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operations. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce.  He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, and is a recipient of the Clean Energy BC Lifetime Achievement Award.
Mr. Ball has completed the director education program of the Institute of Corporate Directors and holds the ICD.D designation.

Key Skills and Experience
	• Customer / Stakeholder • Mergers & Acquisitions / Growth Strategy • Financial	• Energy Sector • Compensation and Human Resources
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		15 of 16
	Audit Committee (Chair)		5 of 5
	Compensation Committee		13 of 13
Voting Results for 2017	Votes For	%	Votes Withheld	%
	178,274,831	99.2	1,478,648	0.8
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	24,200	$301,048	48,107	$598,451
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	192%		Met
Melissa Stapleton Barnes
Carmel, Indiana, United States Age: 50 Director Since: 2016 Independent
Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company (“Eli Lily”) since January 2013. Ms. Barnes is an executive officer and a member of Eli Lilly’s executive committee, reporting directly to the CEO and board of directors. Previous roles include Vice President, Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology and Senior Director and Assistant General Counsel from 2010 to 2012.
Ms. Barnes holds a Bachelor of Science in Political Science & Government (highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a member of Ethisphere - Business Ethics Leadership Alliance; CEB, Corporate Ethics Leadership Council; Conference Board, Global Council on Business Conduct; Healthcare Businesswomen’s Association, and is a Licensed Attorney with the Indiana State Bar. Ms. Barnes’ other board positions include The Center for the Performing Arts (Vice Chair), Visit Indy, The Children’s Museum, and The Great American Songbook Foundation.

Key Skills and Experience
	• CEO / Senior Executive • Mergers & Acquisitions / Growth Strategy	• Governance • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		15 of 16
	Audit Committee		5 of 5
	Risk Committee		4 of 4
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,149,857	99.7	603,622	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	-	-	11,228	$139,676
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	N/A		Target 2021(2)

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	9

Christopher Jarratt
Oakville, Ontario, Canada Age: 59 Director Since: 2010 Non-Independent
Chris Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is the predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Mr. Jarratt has over 25 years of experience in the independent electric power and utility sectors.
Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds an Ontario Professional Engineering designation. Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) in 2009 and holds the certification of C. Dir. (Chartered Director). Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector	• Compensation & Human Resources • Legal & Regulatory • Mergers & Acquisitions / Growth • Strategy
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		16 of 16
	Governance Committee		4 of 4
	Risk Committee		4 of 4
Voting Results for 2017	Votes For	%	Votes Withheld	%
	151,104,734	84.1	28,648,745	15.9
Common Shares and Share Equivalents	Common Shares(3)	Value	DSUs	Value
	1,717,219	$21,362,204	N/A	N/A
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	1130%		Met
D. Randy Laney
Farmington, Arkansas United States Director since: 2017 Age: 63 Independent
D. Randy Laney was most recently Chairman of the board of The Empire District Electric Company (“Empire”). He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009, until APUC's acquisition of Empire on January 1, 2017.
Mr. Laney, semi-retired since 2008, held numerous senior level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the APUC Board.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Utility Sector	• Mergers & Acquisitions / Growth Strategy • Financial • Legal & Regulatory • Compensation & Human Resources
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		15 of 15
	Audit Committee		5 of 5
	Compensation Committee		13 of 13
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,177,320	99.7	576,159	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	16,000	$199,040	7,216	$89,767
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	N/A		Target 2022(4)

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	10

Kenneth Moore
Chair of the Board Toronto, Ontario, Canada Age: 59 Director Since: 2009(5) Independent
Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.
Mr. Moore holds the Chartered Financial Analyst designation.  He has also completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key Skills and Experience
	• Governance • Customer / Stakeholder • Mergers & Acquisitions / Growth Strategy	• Financial • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board (Chair)		16 of 16
	Audit Committee		5 of 5
	Compensation Committee		13 of 13
	Corporate Governance Committee		4 of 4
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,214,567	99.7	538,912	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	18,000	$223,920	148,281	$1,844,616
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	241%		Met
Ian Robertson
CEO of Algonquin Oakville, Ontario, Canada Director since: 2009 Age: 58 Non-Independent
Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to Algonquin. Mr. Robertson has over 25 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo.
Mr. Robertson earned a Master of Business Administration degree from York University, a Global Professional Master of Laws degree from the University of Toronto, and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director). Since 2013, Mr. Robertson has served on the board of directors of the American Gas Association.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector	• Mergers & Acquisitions / Growth Strategy • Compensation and Human Resources • Financial • Legal and Regulatory
Board Attendance	Membership		Meetings Attended
	Board		15 of 16
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,229,862	99.7	523,617	0.3
Common Shares and Share Equivalents	Common Shares(6)	Value	DSUs	Value
	2,016,107	$25,080,371	N/A	N/A
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	929%		Met

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	11

Masheed Saidi
Dana Point, California, United States Age: 63 Director Since: 2014 Independent
Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Prior to 2018, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, for which she was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary’s Shelter.
Ms. Saidi earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Key Skills and Experience
	• CEO / Senior Executive • Customer / Stakeholder • Energy Sector & Utility Sector	• Legal and Regulatory • Compensation and Human Resources • Mergers & Acquisitions / Growth Strategy
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		16 of 16
	Corporate Governance Committee		4 of 4
	Risk Committee (Chair)		4 of 4
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,123,687	99.7	629,792	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	2,000	$24,880	21,303	$265,009
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	N/A		Target 2019(7)
Dilek Samil
Las Vegas, Nevada, United States Director since: 2014 Age: 62 Independent
Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.
Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector	• Mergers & Acquisitions / Growth Strategy • Compensation and Human Resources • Financial • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		15 of 16
	Audit Committee		5 of 5
	Compensation Committee (Chair)		13 of 13
Voting Results for 2017	Votes For	%	Votes Withheld	%
	179,125,253	99.7	628,226	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	15,000	$186,600	21,759	$270,682
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	N/A		Target 2019(8)

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	12

George Steeves
Aurora, Ontario, Canada Age: 68 Director Since: 2009(9) Independent
George Steeves is a senior consultant to True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm.  Mr. Steeves has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund.
Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key Skills and Experience
	• Governance • Energy Sector & Utility Sector	• Mergers & Acquisitions / Growth Strategy • Financial
Board and Committee Memberships / Attendance	Membership		Meetings Attended
	Board		15 of 16
	Corporate Governance Committee (Chair)		4 of 4
	Risk Committee		4 of 4
Voting Results for 2017	Votes For	%	Votes Withheld	%
	170,773,401	95.0	8,980,078	5.0
Common Shares and Share Equivalents	Common Shares(10)	Value	DSUs	Value
	18,383	$228,685	57,371	$713,695
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	202%		Yes

(1)	Prior to becoming a director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)	Ms. Barnes became a director in 2016, and will have until 2021 to achieve ownership targets under the guideline.
(3)
Mr. Jarratt owns 1,628,268 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 88,951 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

(4)	Mr. Laney became a director in 2017, and will have until 2022 to achieve ownership targets under the guideline.
(5)	Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(6)
Mr. Robertson directly owns 1,886,050 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 130,057 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

(7)	Ms. Saidi became a director in 2014, and has until 2019 to achieve ownership targets under the guideline.
(8)	Ms. Samil became a director in 2014, and has until 2019 to achieve ownership targets under the guideline.
(9)	Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(10)	Mr. Steeves directly owns 15,469 Common Shares and Mr. Steeves’ spouse owns 2,914 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	13

Meeting Attendance
The following table sets out the attendance in 2017 of each director nominee at meetings of the Board and the respective Committees noted:
Name	Independent	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Risk Committee
Christopher Ball	Yes	15/16	5/5	13/13	-	-
Melissa S. Barnes	Yes	15/16	5/5	-	-	4/4
Christopher Jarratt	No	16/16	-	-	4/4	4/4
Randy Laney	Yes	15/15	5/5	13/13		-
Kenneth Moore	Yes	16/16	5/5	13/13	4/4	4/4
Ian Robertson	No	15/16	-	-	-	-
Masheed Saidi	Yes	16/16	-	-	4/4	4/4
Dilek Samil	Yes	15/16	5/5	13/13	-	-
George Steeves	Yes	15/16	-	-	4/4	4/4
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been a director, chief executive officer or chief financial officer of any company (including Algonquin) that (i) was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.
Except as stated herein, no proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Mr. Moore was a director of Telephoto Technologies Inc., a private sports and entertainment media company. Telephoto Technologies Inc. was placed into receivership in August 2010, by Venturelink Funds. Mr. Moore resigned from the board of directors of Telephoto Technologies Inc. in April 2010.
To the Corporation’s knowledge, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	14

CORPORATE GOVERNANCE PRACTICES
National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators require the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.
CORPORATE GOVERNANCE HIGHLIGHTS
●	The positions of chair of the Board (the “Chair of the Board” or the “Chair”) and Chief Executive Officer (the “CEO”) are separate.
●
The Chair of the Board and the chairs of all Committees are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange corporate governance standards applicable to boards of directors (“NYSE Standards”).

●	The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in Algonquin’s strategic plan.
●	The Board oversees the Corporation’s risk management and has established a committee of the Board (the “Risk Committee”) to enhance that risk oversight role.
●	The Board has a written mandate for the Chair of the Board, the Committees’ chairs and the CEO.
●
New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the Board in view of the Corporation’s strategy.

●	New Directors participate in a formal orientation process.
●
All Directors are provided support for continuing education to maintain a high level of understanding of and expertise in the businesses, investments, and risks of the Corporation to enhance their contribution as Directors.

●
Creating a culture of integrity begins with the tone at the top. Directors, officers, and employees are required annually to complete an online ethics and policy training module or to sign an acknowledgement that they have reviewed and understood the Corporation’s written Code of Business Conduct and Ethics (the “Code of Conduct”).

●	The Corporation has a policy whereby all meetings of the Board and all Committees provide an opportunity for an in-camera session during which management of the Corporation is not present.
●
The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation.

●	The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors and the Committees.
●	The Board has a policy to annually provide advisory votes on executive compensation.
●	The Board has adopted a clawback policy.
●	The Board has adopted a board retirement policy.
●	The Board has adopted a diversity policy.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	15

BOARD OF DIRECTORS
The Corporation’s Articles currently provide that the Board have a minimum of three (3) and a maximum of twenty (20) directors.  Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The number of Directors is currently set at nine (9).
Independence
The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE Standards, all nominees, with the exception of Messrs. Robertson and Jarratt, are considered “independent”. Mr. Robertson and Mr. Jarratt, as CEO and Vice Chair, respectively, are the only Directors employed by the Corporation.
Independent Chair
Mr. Kenneth Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent.
Directors’ Membership on Other Public Company Boards
None of the proposed nominees for election as Directors serves as a director on the board of directors of another public company.
Mandate
The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation.  A copy of the Mandate of the Board of Directors is provided in Schedule “B” hereto and is also available on the Corporation’s website.
Direct Involvement in the Strategic Planning Process
Pursuant to the mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation.  The executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year.  The development of the strategic plan includes consideration of both internal and external expert advice.  The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.
Risk Management
The Board of Directors is responsible for overseeing risk.  Pursuant to the mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks faced by the Corporation.  Effective January 1, 2017, the Board established the Risk Committee (see disclosure on page 21 under the heading “Committees of the Board of Directors”) to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.  Assistance to the Board in the oversight of financial and accounting risks is provided by the Audit Committee.
As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by APUC’s internal enterprise risk management (“ERM”) team.  Risk information is sourced throughout the organization using a variety of methods including risk identification interviews and workshops, as well as APUC's “Risk Insights” program, which provides all employees with a mechanism to communicate risks and opportunities at any time.  Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee on a quarterly basis.  The key risk categories assessed include safety, environment, natural disasters, compliance, security (physical and cyber), financial reporting, operations, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, financial reporting, strategic, and regulatory.

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Risks are assessed consistently across the organization using a common risk scoring matrix to assess impact and likelihood.  Financial, reputation, and safety implications are among the elements considered when determining the impact of a potential risk.  Risk treatment priorities are established based upon these risk assessments and incorporated into the development of APUC’s strategic and business plans.
The development and execution of risk treatment plans for the organization's top risks are actively monitored by the executive team.  APUC’s internal audit team is responsible for conducting audits to validate and test the effectiveness of controls for the key risks.  Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis.  All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team, ERM Council, and the relevant Board Committee for consideration.

APUC’s ERM framework follows the guidance of ISO 31000:2009.  The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that APUC’s risk appetite is thoroughly considered in decision-making across the organization.
Internal Controls
The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Algonquin’s VP, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.
Succession Planning
The Board has included succession planning as part of the mandate of the Compensation Committee. The Compensation Committee has responsibility for ensuring that a succession planning process is in place across the organization and for reviewing this process on an annual basis. The Board has also established a working group consisting of the Chair, the Vice-Chair and the chair of the Compensation Committee to work with the CEO to establish executive succession and leadership development plans for the Corporation’s executive team.
Succession planning is viewed by the Compensation Committee as an ongoing process for identifying and developing the talent, leadership, and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.
The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.
The Compensation Committee requires that senior management of Algonquin review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.
Where employees are considered potential successors, long-term professional development plans are developed to align personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidates are identified, the Corporation expects to source potential successors through external hiring.  In these instances, plans would be developed to provide for filling the role on an interim basis pending the external hire.

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Board and Director Assessments
The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Committees including Committee chairs.  In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment processes (“Assessment Guidelines”). The Assessment Guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair and each individual Director. The Board has also determined that the use of external independent consultants from time to time will enhance the internal assessment process and provide broader input on board effectiveness.
In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments, other than the Chair assessment, will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Chair, or such other process the Corporate Governance Committee determines appropriate including the extent to which external consultants will be utilized in the process. During 2017, the Board engaged an independent advisor to facilitate the interviews with members of the Board and members of the Corporation’s executive management with a view to understanding opportunities that might exist to further enhance overall Board effectiveness.
The annual assessment scope includes the following:
●	Assessment of the Board: the Directors are asked to assess the effectiveness of the Board of Directors, as a whole, and suggest improvements.
●	Assessment of the Committees: the Directors are asked to assess the effectiveness of each Committee, including committees on which the Director is, and is not a member.
●	Self-Assessment: the Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective.
●	Peer Assessment: the Directors are asked to provide comments on the performance of their peer Directors.
The assessment of the Chair of the Board is conducted in a meeting of all Directors, except the Chair, that is led by the chair of the Corporate Governance Committee. The results of the assessment of the Chair are provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provides an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.
Each year a report based on the annual assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and monitoring of progress by the Corporate Governance Committee.
Director Recruitment Process
The services of a search consulting firm are utilized in order to assist the Corporation in identifying suitable Director candidates.  When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the nominating sub-committee (“Nominating Sub-Committee”) of the Corporate Governance Committee for the selection of a new Director.  The Nominating Sub-Committee is comprised solely of independent Directors. The consulting firm screens candidates and discusses potential candidates with the Nominating Sub-Committee, and it then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the chair of the Corporate Governance Committee, the CEO, and in most cases by other Directors.

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Diversity
The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries and at the Board of Directors level. It believes that a board with a diverse mix of experience, backgrounds, gender, age, and geographic experience representing the locations where the Corporation does business has a positive impact on governance.
In 2013, the Board determined that it would be appropriate to increase board diversity both in terms of gender and regional knowledge.  The Board retained the services of a global search firm and required the search firm to develop a list of potential Board candidates that included women and individuals with U.S. regulated utility expertise.  As a result of this initiative, the Corporation was successful in increasing board diversity by adding four U.S. based Board members, including three highly qualified women.  Thirty-three percent (33%) of the current nominees for election to the Board are women. The Board has also considered diversity in the composition of its Committees. Currently, all Committees include female board members and geographic representation reflecting the Corporation’s business mix and the Chairs of two of four Committees are women.
During 2017, with a view to formalizing the approach to diversity that the Corporation has adopted, the Board implemented a diversity policy (the “Diversity Policy”).  The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the Board and the executive management team.  The Diversity Policy defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender and age, race, nationality, culture, language and other ethnic distinctions, education, regional and industry experience, and expertise.  The stated objective of the policy is that Diversity be considered in determining the optimal composition of the Board and as part of the succession planning process for senior executive roles in the Corporation.  The Diversity Policy requires the periodic assessment of the effectiveness of the existing processes to achieving Diversity in the Board and the executive leadership and, in the event determined advisable, the consideration of measurable objectives for achieving Diversity.
The promotion of gender diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice and the Corporation believes that an environment that promotes diversity positively impacts its ability to attract and retain talent.  While the Corporation does not have specific targets for the number of women on the Board or in its executive officer or senior management positions, a number of initiatives have been adopted by the Corporation to raise awareness regarding the value the Corporation places on diversity and to measure the organization’s progress in increasing diversity.  Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions and each year, the Compensation Committee, as part of its annual review of succession planning, considers year over year changes in gender diversity both at the enterprise and business unit level.
Women currently represent 30.3% of the total workforce of APUC and its subsidiaries.  At the Board level, there are three women, representing 33% of the Board. The executive team of the Corporation currently has one female member representing 13% of the executive team.  Women comprise 27.2% of management positions in the Vice-President and Director group in aggregate.
Female Representation
Director Retirement Policy
The Board has approved a retirement policy for Directors to promote an appropriate mix of experience, skills, and perspectives.  Pursuant to the policy, Directors must submit their resignation to the Chair upon reaching the age of 71.  Upon receiving the

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resignation, the Board must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection.  In the event that a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time as the resignation is accepted. The Corporation does not currently have term limits in place to prescribe tenure for Board members.
The average tenure of Algonquin’s nine (9) current Director nominees is approximately 5.8 years. The longest-serving independent director has served on the Board for 8.5 years, and the shortest serving director has served for 1.25 years. The Board is comprised of a mix of longer-serving directors familiar with the Corporation’s business and history, and directors that are newer to Algonquin who bring fresh and diverse perspectives to the Board.

Directors Meet without Management
The Board has adopted a policy whereby all scheduled and unscheduled meetings of the Board and all Committee meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2017, in accordance with corporate policy, all Board and Committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.
Common Memberships on Boards of Public Companies
There are currently no common memberships on boards of public companies among the Corporation’s Directors.
Director Share Ownership Guideline
In order to align the interests of non-executive Directors and Shareholders, the non-executive Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three (3) times the annual retainer payable to the Director.  The required ownership level must be attained within a timeframe of five (5) years from the date of initial appointment to the Board. For the status of each Director nominee under the Director Share Ownership Guideline, please see their biographies listed on pages 9 to 13 of this Circular. The guidelines state that if a non-executive Director’s share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.
Nomination of Directors
The Nominating Sub-Committee, a sub-committee comprised of only the independent members of the Corporate Governance Committee, serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises.  Mr. Jarratt who is a member of our Corporate Governance Committee and is not an independent director does not participate in discussions or decisions when matters are considered by the Nominating Sub-Committee.
The Nominating Sub-Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Nominating Sub-Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, diversity, including gender and geographical representation, and the overall mix of skills and experience of the Board. In recruiting new Directors, the Nominating Sub-Committee considers the background, skills, and experience desired for Directors in view of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Nominating Sub-Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and Committees to which they may be appointed.

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The Nominating Sub-Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and will develop an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.
COMMITTEES OF THE BOARD OF DIRECTORS
Audit Committee	Compensation Committee
MEMBERS
Mr. Christopher Ball (Chair)
Ms. Melissa Stapleton Barnes
Mr. D. Randy Laney
Ms. Dilek Samil
All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”). The Board has also determined that Mr. Ball and Ms. Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules.

MEMBERS
Ms. Dilek Samil (Chair)
Mr. Christopher Ball
Mr. D. Randy Laney
Each of the Compensation Committee members is independent and has direct experience regarding executive compensation matters, has the skills to fulfill their responsibilities and make decisions on the suitability of the Corporation’s compensation policies and practices (see the heading “Director Nominees - Director Profiles” for information on the members’ work experience), and are independent directors in accordance with NI 52-110 and the NYSE Standards.

RESPONSIBILITIES
The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2017 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website.

RESPONSIBILITIES
The Compensation Committee is responsible for reviewing Directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the Compensation Committee makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law. The process by which executive compensation is established is described below under the heading “Compensation Discussion & Analysis” at page 36.

Corporate Governance Committee	Risk Committee
MEMBERS Mr. George Steeves (Chair) Mr. Christopher Jarratt Mr. Kenneth Moore Ms. Masheed Saidi Each of the Corporate Governance Committee members are independent, except for Mr. Jarratt.	MEMBERS Ms. Masheed Saidi (Chair) Ms. Melissa Stapleton Barnes Mr. Christopher Jarratt Mr. George Steeves Each of the Risk Committee members are independent, except for Mr. Jarratt.
RESPONSIBILITIES
The Corporate Governance Committee is responsible for oversight of APUC’s corporate governance practices.  There is a Nominating Sub-Committee comprised only of the independent members of the Corporate Governance Committee which has responsibility for matters relating to the nomination of candidates for the Board.  Mr. Jarratt does not participate in Nominating Sub-Committee matters.

RESPONSIBILITIES
The Risk Committee was formed to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.

New Director Orientation
As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the

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Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allows them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.
Orientation sessions are attended by the CEO, the Chief Financial Officer and other executive officers and leaders of key business units. The Board Chair also hosts a one-on-one orientation meeting with each new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meetings with the Corporation’s auditors and meetings with corporate counsel.
A reference manual is provided to new Directors in advance of the orientation sessions which includes the following:
●	public disclosure documents including annual reports, recent annual and interim management’s discussion & analysis, financial statements, management information circular and annual information form;
●	governance documents including Board and Committee charters, policies and guidelines; and
●
other documents such as the Corporation’s strategic plan and business plan, the guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of Committee meetings.

Continuing Education for Directors
The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.
Directors are encouraged to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.  Directors are also encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors.

Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received presentations about specific topics in 2017 as follows:
Education Presentations and Programs	Date	Participants
Enterprise Risk Oversight for Directors	January 2017	G. Steeves
The Energy Cloud – Utility Industry Future Models – Presentation by External Advisors	March 2017	Board of Directors
Water Utility Industry Update – Presentation by External Advisors	March 2017	Board of Directors
Transmission Markets Update – Presentation by External Advisors	March 2017	Board of Directors
Global Ethics Summit, New York City	March 2017	M. Barnes
Directors and Officers Liability Insurance Update – Presentation by External Advisors	May 2017	Board of Directors
US Power & Utility Sector Trends – Presentation by External Advisors	August 2017	Board of Directors
Beyond the Boardroom – Joint Edison Institute/American Gas Association Conference	October 2017	C. Ball
Corporate Executive Board Conference	October 2017	M. Barnes
US Capital Markets and Utility Segment Insights – Presentation by External Advisors	November 2017	Board of Directors
The Corporation maintains a membership for all Board members to the Canadian Institute of Corporate Directors (“ICD”).  This provides all Board members with ongoing access to various seminars and training programs provided by the ICD in Canada.

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Comparison of NYSE Corporate Governance Rules
Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices and the rules of the TSX (“Canadian Rules”).  Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002) (the “NYSE Rules”).  In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors.  The Board of Directors is responsible for determining whether or not each Director is independent.  In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian NI 58-101.  In applying this definition, the Board of Directors considers all relationships of its Directors, including business, family and other relationships.  In accordance with the NYSE Standards, the Board is currently comprised of a majority of independent Directors.  The Board of Directors also has determined that each member of its Audit Committee is independent pursuant to NI 52-110, the NYSE Standards and Rule 10A-3 of the Exchange Act.
Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of a nominating/corporate governance committee be independent.  The Corporate Governance Committee includes one Director who is not independent, but the Corporate Governance Committee has appointed a Nominating Sub-Committee consisting solely of independent Directors that performs all responsibilities relating to the Director nominations process.  Accordingly, the Corporation complies with this requirement.
Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of a compensation committee be independent.  The Corporation’s Compensation Committee complies with this requirement.
Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the Audit Committee complies with Canadian Rules but does not explicitly state that these functions are part of the purpose of the Audit Committee, which is not required by Canadian Rules.
Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity-compensation plans and material revisions thereto.  Canadian Rules generally require that shareholders approve all equity compensation plans, but the Canadian Rules are not identical to the NYSE Rules. Algonquin complies with Canadian Rules.
Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines.  Algonquin has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with Canadian Rules. Algonquin’s corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non-executive Director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-executive Directors.
Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. The Code of Conduct complies with Canadian Rules and does not include such a requirement.

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POSITION DESCRIPTIONS
Chair of the Board of Directors
The Board has adopted a position description for the role of the Chair of the Board.  The position description provides that the role of the Chair is to provide leadership for the Board in fulfilling the Board’s duties effectively, efficiently and independent of management.  In addition, the Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.
The Chair of the Board also:
●	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;
●	chairs, and enables the effective functioning of, Board and Shareholder meetings;
●	oversees and monitors the work of each Committee to see that delegated Committee functions are carried out and reported to the Board;
●	oversees the presentation to the Board of management’s strategies, plans and performance and the Board’s review and approval of the same;
●
assesses whether the Directors and the Committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

●	oversees that independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without management present;
●
in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance of the Board and individual Directors and the composition of the Board;

●
provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board and (ii) members and chairs of Committees; and

●	executes all contracts, documents or instruments in writing which require the Chair’s signature.
Committee Chairs
The Board has adopted position descriptions for each Committee chair which detail the duties of the Committee chairs. The position description provides that the chair of each Committee shall:
●	chair all committee meetings;
●	provide leadership to the Committee;
●	act as the communication link between the Board and the applicable Committee;
●	review formal communications from the Committee to the Board before dissemination to the Board;
●	manage all matters requiring Committee review in a timely and appropriate manner;
●
establish in consultation with the Chair of the Board and management of the Corporation, the agenda for Committee meetings and review information packages and related events for Committee meetings with senior management of the Corporation;

●	set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board;
●	lead the annual assessment of the Committee’s performance and the review of the Committee mandate; and
●	maintain an effective working relationship with key advisors to the Committee.

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Chief Executive Officer
The Board has adopted a position description for the CEO which details his or her duties. The position description provides that the CEO has responsibility for the development of and delivery against the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value.
In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:
●	oversee the effective day-to-day business affairs of the Corporation;
●	consult with the Chair of the Board on matters of strategic significance to the Corporation;
●	maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;
●
work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and ensure that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;

●	present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;
●	oversee the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;
●	work with senior management to implement the Corporation’s enterprise risk management program and to identify and manage the major risks facing the Corporation;
●	oversee the maintenance of an effective management team below the level of the CEO and the development of an appropriate plan for management development and succession;
●	in cooperation with the Chair, the Board and the chair of the Compensation Committee, develop an effective succession plan for the position of the CEO and executive management of the Corporation;
●
certify the annual and interim financial statements, management’s discussion and analysis of such financial statements, annual information form/annual report, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

●	serve as a spokesperson for the Corporation;
●	assign to other senior management such powers and duties as the CEO may deem advisable;
●	execute the Board’s resolutions and policies; and
●	carry out any other duties as assigned by the Board.
The CEO is also responsible to ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation, and to promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation. Notwithstanding the foregoing, the matters requiring Board approval include:
●
all significant decisions which are outside of the ordinary course of the Corporation’s business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);

●	a sale or disposition of shares or a bulk sale of assets having a transaction value above a limit established by the Board from time to time;
●	any expenditure above an amount specified by the Board from time to time;
●	material changes to the Corporation’s organizational (legal entity) structure;
●	appointment of officers; and
●	such other matters as the Board may determine from time to time.

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CORPORATE AND BOARD POLICIES
Code of Business Conduct and Ethics Policy
The Board has adopted the Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online module or in writing that they have reviewed and understood the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedar.com,or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.
The Board periodically reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices.
The Board monitors compliance with the Code of Conduct.  There have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer.
Disclosure Policy
The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual, and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.
Whistleblower Policy
The Corporation has a whistleblower policy (“Whistleblower Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Whistleblower Policy. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the VP, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.
In addition to the reporting measures mentioned above, reports under the Code of Conduct and Whistleblower Policy can also be made anonymously and addressed to the Corporation or Board of Directors. On a quarterly basis, the Internal Audit department informs the Audit Committee of all reports made under each policy and their status.
Insider Trading Policy
The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of APUC including Common Shares.
The Insider Trading Policy includes the following measures:
●
restriction from trading securities of APUC including Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of APUC’s results for such quarter (or in the case of the fourth quarter, annual results);

●	communication of the dates for regular blackout periods;
●	restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future (e.g. short selling), “call” options or “put” options; and
●	prohibition from communicating insider information to others other than in the necessary course of business.

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All reporting insiders are required to disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Management periodcally reviews the Insider Trading Policy to ensure it reflects current best practices and developments.
Hedging Policy
The Corporation’s Insider Trading Policy provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:
●
speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation’s stock option plan (the “Stock Option Plan”) or any other APUC benefit plan or arrangement);

●	buying APUC securities on margin (other than in connection with the acquisition and sale of securities under the Stock Option Plan or any other APUC benefit plan or arrangement);
●	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;
●	selling a “call option” giving the holder an option to purchase securities of the Corporation;
●	buying a “put option” giving the holder an option to sell securities of the Corporation; and
●	pledging APUC securities as security for a limited recourse or non-recourse loan.
Conflicts of Interest
Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.
COMPENSATION GOVERNANCE
The Board has established that the Compensation Committee will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, the Corporation’s performance, and its risk management principles. The Compensation Committee annually reviews and makes recommendations to the Board regarding compensation of the CEO and the Vice Chair and reviews and approves compensation recommendations of the CEO with respect to the compensation for other members of senior management of the Corporation. The Compensation Committee also oversees the administration of incentive plans providing for the award of annual incentives, stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”), and DSUs in accordance with the provisions of the respective plans. In addition, the Compensation Committee annually reviews compensation of the Directors, the Chair of the Board and the chairs of the Committees.
The Compensation Committee reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.
The Compensation Committee also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as the grant of any Options, RSUs or PSUs to those individuals. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the CEO and Vice Chair, and reviewing with the CEO the performance of the executive team.
The Compensation Committee retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2017, the Compensation Committee retained the services of Hugessen Consulting Inc. (“Hugessen”) as its independent advisor.  Hugessen provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, the review and assessment of the Corporation’s current executive

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compensation philosophy, policies and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. Management of the Corporation engaged the services of independent compensation consultants Mercer (Canada) Limited (“Mercer”) as advisors to provide data services, pension and benefits advice, compensation analysis and other information required for the development of compensation recommendations and management of existing programs.
NON-EXECUTIVE DIRECTOR COMPENSATION
COMPENSATION DECISION MAKING PROCESS
The Compensation Committee reviews annually, and engages an independent advisor to benchmark at least biennially, the amount and form of non-executive Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market competitive compensation. Directors who are officers of Algonquin (Messrs. Robertson and Jarratt) receive no remuneration as Directors.
The Compensation Committee works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board members at comparable companies in Canada and the U.S.  The same benchmarking peer group is utilized for board compensation and executive compensation (the “Comparator Group”, as defined under the heading “Compensation Comparator Group” on page 37).   U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction.  The Compensation Committee also takes into account director remuneration levels at public companies in Canada that are listed on the TSX (the “TSX Comparator Group”). As part of its review, in addition to competitive market data, the Compensation Committee considers the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities.
During 2017, the Compensation Committee reviewed Board compensation and determined that no adjustment or change was required.  Accordingly, the level of board compensation remained the same as that established for 2016. The following table sets out the retainer and meeting fees payable to Directors during 2017:
Annual Board Retainers and Meeting Fee	2017 Retainer/Fee (US$)
Chairman of the Board(1)	$220,000
Annual Board Retainer – Directors (the “Annual Board Retainer”)	$120,000
Meeting Fee	$1,500
Additional Retainers:
Chair of Audit Committee	$12,000
Chair of Other Committees	$7,500
(1)	The Chair does not receive any meeting fees in addition to the annual retainer received.

The Corporation has adopted a policy to pay 50% of the annual board retainers through the issuance of DSUs under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach serves to create alignment of a meaningful portion of Director’s compensation with the experience of Shareholders. Directors also have the ability to elect additional portions of their annual remuneration in DSUs. In 2017, Mr. Moore, Chair of the Board, elected to receive 100% of his annual remuneration in DSUs.  All other non-executive Directors received 50% of their annual retainers in DSUs.  While the Stock Option Plan permits issuance of Options to Directors, the Corporation does not currently have any plans to utilize Options as a form of Director compensation.

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DIRECTOR DEFERRED SHARE UNIT PLAN
The DSU Plan is intended to promote a greater alignment of long-term interests between non-executive Directors of the Corporation and Shareholders through the issuance of Common Shares under the DSU Plan as a component of Director compensation. The Board has adopted a policy of paying 50% of the annual retainer received by non-executive Directors through the issuance of DSUs. Since the value of DSUs increases or decreases with the price of the Common Shares, the ownership of DSUs aligns the interests of Directors with those of the Shareholders by tying the value of DSUs to share price performance.
The Shareholders first approved the DSU Plan in 2011.  The plan was subsequently amended in 2014 and 2016. The DSU Plan as amended was approved by Shareholders on June 9, 2016.  The maximum number of Common Shares available for issuance upon the vesting of DSUs is 1,000,000 Common Shares (which as at December 31, 2017, represented approximately 0.23% of the issued and outstanding Common Shares), and may not exceed, in combination with all other securities-based compensation arrangements of the Corporation (including the Stock Option Plan) 8% of the issued and outstanding Common Shares from time to time. As of December 31, 2017, 293,906 Common Shares were issuable under current DSU awards made, which represents approximately 0.07% of the issued and outstanding Common Shares as at that date.
The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, an Eligible Director (a Director who is not an employee of the Corporation or an affiliate of the Corporation) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.
An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to the Corporation as a member of the Board in a fiscal year (including annual cash retainers and fees for serving as the chair or a member of a Committee).
All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date in question.
On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.
Each participant in the DSU Plan is entitled to redeem his or her DSUs following the date upon which the Eligible Director ceases to hold any position as a Director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following the year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the U.S. (each a “US Director”), such election must be made at the same time a US Director elects to receive DSUs.
In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to US Directors and elections by US Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder.
Where the Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value

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data), other than in the case of the death of a US Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such US Director’s date of death.
An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.
Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.
The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

●	any approvals required under applicable law or the applicable stock exchange rules are obtained;
●
Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and

●
no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporate shall not exceed 10% of the total number of outstanding Common Shares.
The table below summarizes certain ratios as at December 31 of 2017, 2016 and 2015 regarding the DSU Plan, namely dilution, burn rate and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2017, 2016, and 2015 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2017	December 31, 2016	December 31, 2015
Dilution Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.07%	0.08%	0.06%
Burn Rate Total number of DSUs granted in a fiscal year, minus expired DSUs, divided by the weighted average number of Common Shares outstanding during the relevant period	0.02%	0.02%	0.02%
Overhang Total DSUs outstanding plus the number of units available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.(2)	0.23%	0.36%(3)	0.08%

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(1)
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2)	The total number of DSUs that can be issued under the DSU Plan as of December 31, 2017, is 706,094 (being 1,000,000 reserved less units issued and outstanding of 293,906).
(3)	In 2016, shareholders approved an increase in the maximum number of Common Shares issuable from treasury on the redemption of DSUs to 1,000,000 from 200,000.
ATTENDANCE FEES
With the exception of the Chair of the Board, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a Committee in the amount of US $1,500 per meeting. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.
INDEBTEDNESS OF DIRECTORS AND OTHERS
No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2017.
NON-EXECUTIVE DIRECTOR COMPENSATION TABLE
For the fiscal year ended December 31, 2017, each Director earned amounts as indicated below in Canadian dollars on account of retainer and meeting attendance fees.
Director	Fees Earned(1)	Share- Based Awards(2)	All Other Compensation (3)	Total(1)(4)
Kenneth Moore Chair of the Board	-	$286,000	-	$286,000
Christopher J. Ball Chair, Audit Committee	$143,067	$86,450	-	$229,517
Melissa Stapleton Barnes	$117,443	$78,000	-	$195,443
D.Randy Laney	$126,077	$71,500	-	$197,577
Masheed Saidi Chair, Risk Committee	$131,832	$82,875	-	$214,707
Dilek Samil Chair, Compensation Committee	$139,529	$82,875	-	$222,404
George Steeves Chair, Corporate Governance Committee	$127,889	$82,875	-	$210,764
(1)
Amounts disclosed represent the aggregate cash remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting, annual strategy sessions and business development meetings; (b) if applicable, acting as Chair of the Board or chair of a Committees; and (c) additional amounts paid for special committee work.

(2)
All Directors receive part of their retainer payments in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.  One half of the Annual Board Retainer is paid in DSUs and Directors may elect each year to receive a higher percentage of compensation in DSUs than the mandated 50%.  For 2017, Mr. Moore elected to receive 100% of his annual retainer in DSUs.

(3)	There is no other compensation payable to Directors. Directors are entitled to be reimbursed reasonable out of pocket expenses incurred in the course of Board business or Director training.
(4)	Annual retainer amounts were converted from USD to CAD using a rate of 1.3X. Meeting fees paid were converted from USD to CAD using spot rates at the end of each calendar quarter.

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EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE
Dear Shareholder,
As the Committee with oversight of the Corporation’s overall compensation strategy and the governance practices relating to executive compensation, the Compensation Committee is pleased to provide this report on our key compensation decisions and approach to executive compensation for 2017 as well as insight into the matters that will be the focus of the Compensation Committee for 2018.  Each year we receive your feedback on our approach to executive compensation by way of our Shareholder Say on Pay vote.  Last year the Say on Pay vote resulted in 97.2% of the votes cast by our Shareholders being in support of the Corporation’s policies and approach to executive compensation.  We hope that the discussion below will continue to provide you with a clear and comprehensive understanding of our approach to executive compensation and the decisions we have made relating to executive pay for 2017, and provide you with the information necessary to make an informed decision as you cast your Say on Pay vote at the upcoming annual meeting of Shareholders.

2017 Compensation Committee Initiatives
During 2017, the Compensation Committee’s work focused on ensuring that Algonquin maintains competitive compensation practices that reward performance.  We also continued to monitor market trends to ensure that our compensation governance practices remain appropriate as our business continues to grow and reviewed opportunities to further enhance our governance of compensation programs.   The following is an overview of the key decisions the Compensation Committee made in 2017 relating to compensation governance and executive compensation:
●
Appointment of a New Independent Advisor: With a view to enhancing the governance of compensation programs and receiving ongoing independent advice on evolving trends and best practices in compensation matters, the Compensation Committee decided to appoint an independent advisor during 2017. Accordingly, the Compensation Committee retained Hugessen to act as its independent advisor.  Mercer will continue to work with management and provide ongoing services related to acquisition of market data information, pension advisory, and benefits consulting.

●
Review of Compensation Philosophy:  The Compensation Committee reviewed the existing executive compensation philosophy for the Corporation during 2017 and made changes to reflect the increasing footprint of the Corporation’s businesses and assets in the United States. Accordingly, the Corporation’s compensation philosophy now reflects an approach using separate peer groups for Canada and the U.S. and compensation benchmarking is done utilizing the national peer group for the market in which an executive is resident with the opportunity to utilize a more market appropriate peer group when recruiting outside of Canada.

●
Ongoing Assessment of Comparator Group: Continued consolidation in the utility industry, as well as the growth in assets and revenue of the Corporation, resulted in a review and changes to the compensation benchmarking comparator group.  The changes were made to ensure that the comparator group remains appropriate in light of the increased revenue and asset size of the Corporation.

●
Maintaining Competitive Compensation for our Executives: The Compensation Committee worked with its external compensation advisor to review the target compensation of the CEO and the members of the Corporation’s executive management team.  In the context of this review, the Committee considered market compensation levels, the changing scale and complexity of the Corporation’s business as well as the performance of the Corporation relative to industry peers.  As a result of this review, the Committee concluded that the total target pay of the CEO and NEOs was below the desired positioning relative to the Comparator Group and made the necessary adjustments to base pay, target annual incentive and target long-term compensation.  As a result, the target total direct compensation (“TDC”) for the CEO was increased by 23% to $3,555,000 from $2,890,000. Of this target compensation, 75% is variable or pay at risk and tied to performance.

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●
Review of Long-Term Incentive Plan Design and Mix: The Compensation Committee reviewed the program design of the Corporation’s share unit plan (“Share Unit Plan”) component of the Corporation’s long-term incentive plan (“LTIP”) and made changes to both the mix and the metrics of the program.  For 2017 PSU awards, a modifier was introduced to the program performance metrics to modify the final PSU award vesting based on total shareholder return (“TSR”) achieved during the performance period relative to the S&P/TSX Capped Utilities Index (“Index”).  The modification ranges from an increase to 120% of payout if top quartile TSR performance relative to the TSR performance of the Index constituents is achieved (≥75th percentile) to a reduction to 80% of the units vested if bottom quartile performance is achieved (≤25th percentile).  For performance between the 25th and 75th percentile of the TSR performance of the Index constituents, there is no modification.  The Compensation Committee also determined that commencing in 2017, the mix of long-term incentives awarded to executives each year will be 50% PSU awards and 50% Option grants. This marks a change from the prior policy which allowed executives the ability to elect up to 75% of their annual long-term incentive mix to be provided in stock options.  The change to the new policy is more aligned with the market trend toward a higher mix of performance share units in long-term compensation awards.

●
Creation of Annual Incentive Deferral Program:  In 2017, the Compensation Committee recommended and the Board approved the creation of an annual incentive deferral program that will allow eligible senior management members the opportunity to increase their equity participation in the Corporation by electing to receive all or a portion of their annual cash incentive awards as RSUs issued under the Share Unit Plan.  This program creates further opportunities to align the interests of employees with those of shareholders. This program is described in more detail under the heading “Bonus Deferral Program” on page 52.

●
Establishment of Board Approved Retirement Guideline:  During 2017, the Compensation Committee also reviewed and implemented a guideline to support senior executive retirement and succession.  The guideline sets out criteria under which the Compensation Committee has the discretion to extend vesting of equity awards for retiring executives who work with the Corporation on ongoing succession planning initiatives and who meet a number of other conditions including a requirement to continue to hold equity of the Corporation having a value equal to their share ownership requirements for the specified period post-retirement.  Under the guideline a retiring executive does not receive any retiring allowance or severance payment.  The guideline is described in more detail under the heading “Board Approved Retirement Guideline” at page 67.

2017 Compensation Decisions
2017 Performance
Corporate performance, both annual and over the long-term, is the driver of executive compensation at Algonquin and is measured against established objectives. The continued strong performance of the Corporation in 2017 delivered by the executive team resulted in the Compensation Committee making the decisions outlined below regarding 2017 compensation. Following is a summary of some of the key business accomplishments that the Compensation Committee took into account in making its decisions about pay for performance for 2017.  These accomplishments include:
●	the successful completion of the acquisition, and business transition, of Empire in January of 2017;
●	negotiation of the agreement to acquire a new gas utility business in New York State;
●
completion of agreements for the creation of AAGES, an international renewable energy and infrastructure development joint venture with Abengoa and a 25% equity investment in Atlantica Yield plc, which owns a diversified portfolio of revenue generating utility assets in North America, Europe, and Africa;

●	continuing strong safety performance relative to industry peers;
●	delivery of key initiatives driving improvement in employee engagement scores;
●	the addition of 160 MW of new installed capacity to the clean energy portfolio of Liberty Power Group and the addition of a new 50 MW solar generating facility by the Liberty Utilities Group; and
●	successful rate case outcomes in the Liberty Utilities Group that will increase revenue by US $20.4 million on an annualized basis.

The Compensation Committee also considered the strong financial performance of the Corporation for the fiscal year ended December 31, 2017.  The following provides an overview of the key financial highlights for 2017:

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●	annual revenue growth to $1.978 billion, an increase of 80%;
●	annual Adjusted EBITDA achieved of $883.4 million, an increase of 85%;
●	annual Adjusted Net Earnings per share of $0.74 achieved, an increase of 30%; and
●	a TSR of 26.8%.

These 2017 initiatives and results position the Corporation for continued growth and create a platform for the development of additional future international investments by the Corporation.

2017 Executive Compensation Components and Mix
To properly align the performance of our business with our executive compensation, compensation at APUC consists of the following elements:
●	base salary;
●	annual incentive;
●	long-term incentive; and
●	pension and other benefits.
Each of these components is discussed in more detail in the disclosure that follows this letter.
The Compensation Committee believes that compensation should be strongly tied to performance, and the compensation mix of the CEO and the NEOs reflects this through a significant component of at-risk pay for each executive.  Compensation Committee decisions in 2017 regarding pay components for the CEO and the NEOs reflect the intent to deliver a greater portion of any compensation increase through variable performance-based compensation components.  For 2017, the compensation mix of the CEO and Vice Chair consisted of base salary representing 25% of target TDC and at-risk compensation representing 75% of target TDC as compared to pay at risk of 71% in 2016. Pay at risk for other NEOs for 2017 averaged approximately 64% as compared to 58% in 2016.
2017 Base Salary
The growth in both assets and revenues for the Corporation achieved during 2016 and 2017 resulted in a further reassessment of the peer Comparator Group used by the Corporation for compensation benchmarking purposes (see discussion under the heading “Compensation Comparator Group” at page 37).  The compensation philosophy adopted by the Compensation Committee is generally to maintain base and total compensation aligned with the market median of the Comparator Group yet allowing for individual circumstances for positioning above or below the market median depending on various factors including experience, performance, succession and retention considerations.  In order to maintain this alignment, as a result of the peer comparator group review, the Compensation Committee determined that it would be appropriate to make adjustments to the level of base salary and target value of long-term incentive for the CEO and the NEOs.  The Compensation Committee also determined that the most significant portion of the adjustments made would be
ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement	34

to the pay at risk components of executive compensation to create a stronger alignment with shareholder financial experience in the long term.  As a result for 2017, Mr. Robertson’s base salary was increased to $900,000 from $850,000, an increase of 5.8%.
2017 Annual Incentive
Short-term annual incentive payments are made based upon the achievement of goals and objectives approved by the Board as set out in the corporate scorecard (the “Corporate Scorecard”), business unit scorecards and individual objectives assigned to each individual NEO. For 2017, Mr. Robertson’s target annual incentive was set at 80% of his base salary consistent with the percentage set for 2016.  Based on the Corporation’s performance in 2017, Mr. Robertson’s bonus award for 2017 was $779,368, representing a payout of 1.08X the target.  Mr. Robertson’s 2017 bonus was based 80% on Corporate Scorecard performance results (114% achievement for 2017) and 20% on leadership and individual objectives (which component for 2017 resulted in a 95% multiplier on the scorecard achievement).  More detail on the 2017 Corporate Scorecard results and the 2017 bonus calculation can be found in the discussion under the heading “Short-Term Incentive Plan” on page 41.
2017 Long-Term Incentive
For 2017, the Compensation Committee set the target long-term incentive for the CEO at 215% of base salary as compared to 160% in 2016.  Long-term incentives are awarded annually in the form of 50% of the award as Options which vest over a three-year period and 50% of the award as PSUs which vest only if specific performance criteria approved by the Compensation Committee are achieved over a three-year period commencing with 2017. These performance criteria are based on financial results, safety results and customer satisfaction scores achieved during the award vesting period and, for awards made commencing in 2017, include a relative TSR modifier based on performance of the Corporation relative to the S&P / TSX Capped Utilities Index.  The 2015 PSU Awards granted to Mr. Robertson vested December 31, 2017, and based upon the performance achieved during the three year performance period and taking into account the very strong share performance over the same period, resulted in an award payout of 1.68X the original number of PSUs awarded or 4.32X the original grant value.
The Compensation Committee believes that the executive compensation approach of the Corporation is appropriately linked to performance and ensures alignment with the interests of our Shareholders.  We are confident that the decisions made in respect of 2017 compensation for Mr. Robertson and the NEOs appropriately reflect not only the achievements of 2017 but also the consistent delivery of increased Shareholder value by management over the past several years.
Looking Forward to 2018
The Compensation Committee will continue to monitor developments and trends in compensation governance during 2018 with a view to continually evolving compensation governance matters.  Key areas of focus for the Compensation Committee will include a comprehensive review of the key performance metrics used for executive compensation to ensure that pay for performance is aligned with key strategic objectives of the organization, continued review of our organizational succession planning initiatives to meet the longer term human capital needs of the Corporation and the ongoing review of opportunities to enhance our approach to the governance and alignment of executive compensation with evolving best practices that are appropriate for the Corporation.
We invite you to review our compensation programs in more detail under the heading Compensation Discussion & Analysis that follows and welcome any feedback or questions that you might have, which can be provided by contacting our Investor Relations Office.

Dilek Samil	Christopher Ball	D. Randy Laney
Board Director and	Board Director and	Board Director and
Chair, Compensation Committee	Member, Compensation Committee	Member, Compensation Committee

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COMPENSATION DISCUSSION & ANALYSIS
Compensation Highlights
●	A pay for performance philosophy has been adopted by the Compensation Committee in developing compensation for executives.
●	All members of the Compensation Committee are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.
●	Algonquin’s compensation programs have been developed to align closely with corporate strategy.
●
Independent third-party consultants are employed by the Compensation Committee to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.

●
Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short and long-term objectives, including relative TSR performance in the case of PSU awards.

●	Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.
●	Minimum share ownership requirements are in place for Named Executive Officers.
●	A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.
●	Performance-based compensation is subject to our clawback policy.
●	Our executive employment agreements contain double trigger provisions in the event of a change of control.

Annual Compensation Decision-making Process
The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:
●
Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team including the Named Executive Officers, other than for the CEO and Vice Chair, to the Compensation Committee.

●
The Compensation Committee reviews and considers these recommendations, as well as the compensation of the CEO and Vice Chair, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board.

●
The Board considers and grants final approval for executive compensation decisions, with decisions regarding the CEO and Vice Chair being made by the non-executive Directors (being all Board members other than the CEO and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets the performance objectives for the CEO and Vice Chair for the coming year.  Performance objectives for the other senior officers of the Corporation are set by the CEO and reviewed and approved by the Compensation Committee.
For the purposes of determining bonus awards under the Corporation’s short-term performance incentive plan, the Compensation Committee also approves the Corporate Scorecard and business unit scorecards which set out a series of objectives against which performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation.  The Corporate Scorecard and related business unit scorecards are established

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annually for each financial year of the Corporation.  Performance against individual objectives is also assessed to calculate the portion of the annual incentive tied to individual performance.
The Compensation Committee uses independent compensation advisors to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals.  The Compensation Committee also monitors compensation policies, plans, and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.
To allow the Compensation Committee to establish compensation levels that are appropriate and remain market competitive, a complete benchmarking review, by an external consultant, takes place at least every two (2) years. Typically the review scope includes a review, and if appropriate amendments to, the constituents of the compensation comparator group, competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.
Compensation Comparator Group
As a result of the acquisition of Empire in 2017, there was a material change in the revenues and total assets of the Corporation requiring a review of the compensation comparator group to ensure that an appropriate comparator group was in place.  The Compensation Committee worked with Hugessen to develop the new comparator group (the “Comparator Group”) consisting of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity).
In developing the Comparator Group, Hugessen recommended the development of a Canadian peer group and a US-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group with the U.S. peer group (the “US Comparator Group”) used in specific situations where the location of work of the executive or the talent pool for recruiting for a role is primarily the U.S. market.  The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, total asset size and general business model similarity to the Corporation.  The lack of sufficient direct industry peers in Canada of similar size required the approach undertaken in order to develop an appropriate peer group.  In the case of the US Comparator Group, the peer comparator group was developed from close industry peers selected based on similar operations and with similar total enterprise value and total asset size.  The Compensation Committee adopted the recommendations of the independent advisor and approved the new comparator peer group for use in 2017.  The Canadian Comparator Group consists of twelve (12) companies with a median total enterprise value of $11.6 billion, median total asset size of $10.2 billion and median revenues of $2.2 billion.  The US Comparator Group consists of twelve (12) companies with a median total enterprise value of $8.1 billion, median total asset value of $8.5 billion and median revenues of $2.8 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. The Comparator Group consists of the following entities:
	Canadian Comparator Group		US Comparator Group
1.	AltaGas Ltd.	1.	Great Plains Energy Incorporated
2.	ATCO Ltd.	2.	Hawaiian Electric Industries, Inc.
3.	Cameco Corporation	3.	IDACORP, Inc.
4.	Capital Power Corporation	4.	National Fuel Gas Company
5.	H&R Real Estate Investment Trust	5.	Northwestern Corporation
6.	Inter Pipeline Ltd.	6.	OGE Energy Corp.
7.	Methanex Corporation	7.	PNM Resources, Inc.
8.	Northland Power Inc.	8.	Portland General Electric Company
9.	Open Text Corporation	9.	Southwest Gas Holdings, Inc.
10.	Pembina Pipeline Corporation	10.	Spire Inc.
11.	Riocan Real Estate Investment Trust	11.	Vectren Corporation
12.	TransAlta Corporation	12.	WGL Holdings, Inc.

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Pay Benchmarking Comparator Group
The following bar charts show the relative positioning of the Corporation’s asset size and revenues as compared to the Canadian Comparator Group:
(1)
At the time of the analysis, Algonquin figures were based on pro forma estimates, including the impact of Empire, and have been updated to reflect actuals (December 1, 2017). Peers are shown at March 1, 2017 asset value and revenues.

(2)
The above charts include only Canadian peers, as Canadian peers were the primary means of comparison. US Comparator Group summary statistics were as follows:      Total Assets: P75: $10.9B, P50: $8.5B, P25: $7.7B. Revenue P75: $3.2B, P50: $2.8B, P25: $2B.

While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.
RISK MANAGEMENT AND COMPENSATION
The Corporation has implemented compensation policies and has compensation practices in place to ensure that a Named Executive Officer or an individual within a principal business unit does not take inappropriate or excessive risk.  These policies and practices include:
●	caps on payouts under short-term incentive plans (200% of target);
●	performance factors with caps on the number of units that can be issued under awards made pursuant to the Share Unit Plan;
●	termination and severance provisions with double triggers in the event of a change in control;
●	executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;
●	adoption of a clawback policy;
●	inclusion of non-financial performance measures in incentive compensation programs; and
●	Board discretion to amend the final payout of the incentive compensation programs.
As part of the Compensation Committee’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the Compensation Committee identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

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The Compensation Committee also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.
These existing safeguards notwithstanding, the Compensation Committee and Board annually review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.
The Compensation Committee has engaged independent advisors to assess the potential risks associated with the compensation programs and policies of Algonquin.  These reviews include an assessment of each of the Corporation’s incentive compensation programs individually, as well as holistically, to identify any risks inherent in the design or application of the programs.
The Compensation Committee commissioned an external assessment by Mercer in 2016 and a supplemental assessment of certain program changes in 2017.  The assessment reports to the Compensation Committee did not identify any material risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Based upon its ongoing assessment and the Mercer report, the Compensation Committee has concluded that the Corporation’s compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances are in place.  When changes are proposed to existing compensation plans, it is the Compensation Committee’s practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.
Fees Paid to Independent Compensation Consultants
The fees paid by Algonquin to its compensation advisors for the work performed in the years noted are as follows:
2017	2016
Advisor	Compensation Committee Work	Other Work(1)	Compensation Committee Work	Other Work(1)
Hugessen Consulting Inc.	$303,942	-	-	-
Mercer (Canada) Limited	-	$82,144	$168,059	$69,642
(1)	Other Work is fees for work undertaken by the advisor for management relating to provision of market data or database access, pension investment counsel or benefits advice and benchmarking.
Named Executive Officer Compensation
This section discusses the elements of compensation for the five (5) Named Executive Officers (“NEOs”) in 2017 set out in this Circular, namely:
●	Ian Robertson, CEO;
●	Christopher Jarratt, Vice Chair;
●	David Bronicheski, Chief Financial Officer;
●	David Pasieka, Chief Operating Officer, Liberty Utilities Group; and
●	Michael Snow, Chief Operating Officer, Liberty Power Group.
Executive Compensation Philosophy
The mandate of the Compensation Committee includes the review and establishment of the Corporation’s executive compensation philosophy.  The Corporation’s compensation philosophy for executive officers is based upon a pay for performance philosophy and is designed to attract, motivate and retain its executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.

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When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee has adopted the following approach:
●
Executive compensation is set with reference to the Canadian Comparator Group.  The US Comparator Group is taken into account as a secondary reference.  In appropriate circumstances, the weighting of the Canadian Comparator Group and US Comparator Group may change depending on executive job location, executive responsibilities, local pay practices and internal equity;

●
Pay is benchmarked and compared on a target TDC basis (i.e. base salary + target annual bonus + target annual long-term incentive).  Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the employee is employed;

●	Overall compensation is designed so that a meaningful portion of compensation is delivered through variable/ pay at risk and longer-term compensation elements;
●
Compensation levels, mix and incentive plans are designed so that TDC is generally positioned at the median of the relevant Comparator Group.  Variable compensation is designed so that compensation is at the median level for target performance, above median for above target performance and below median for below target performance;

●	The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation in order to smooth its impact; and
●	Judgement is applied for different employee levels where necessary, so as to avoid an entirely mechanical process for setting each position’s pay.
Compensation Mix
The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard and Business Unit Scorecards, as defined and discussed in greater detail below.
In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and at-risk compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value.
The at-risk components for annual incentives depend on the achievement of corporate, subsidiary business unit, and individual leadership development and performance objectives. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates.  Performance against the relevant scorecard is measured and rated.  Achievement of the expected level of performance for a particular objective is required for that particular scorecard item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.
One of the objectives in the Corporate Scorecard is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an

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understanding of the Corporation’s operating performance. See the “Caution Concerning Forward-Looking Statements and Forward-Looking Information” and “Caution Concerning Non-GAAP Financial Measures” sections for further information.
In setting the recommended compensation elements of the NEOs (base salary, target STIP and target LTIP), the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion under the heading “Compensation Comparator Group” on page 37). The following table shows the dollar value and percentage weighting of each component of the target TDC for the NEOs in 2017.
	Compensation Elements				Compensation Mix
Name	Base Salary	Short-Term Incentive Target	Long-Term Incentive Target	Target Total Direct Compensation	Base Salary %	Short-Term Incentive Target %	Long-Term Incentive Target %	Pay at Risk
Ian Robertson	$900,000	$720,000	$1,935,000	$3,555,000	25%	20%	55%	75%
Christopher Jarratt	$630,000	$504,000	$1,354,500	$2,488,500	25%	20%	55%	75%
David Bronicheski	$489,250	$318,013	$611,563	$1,418,825	35%	22%	43%	65%
David Pasieka	$425,000	$255,000	$467,500	$1,147,500	37%	22%	41%	63%
Michael Snow	$400,000	$240,000	$440,000	$1,080,000	37%	22%	41%	63%
Base Salary
Base salary of the NEOs is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee.
The Board approves any changes to the compensation of the CEO or Vice Chair based upon the recommendation of the Compensation Committee.  Salary levels for other NEOs are approved by the Compensation Committee based on the recommendation of the CEO within a range established through benchmarking relative to the Comparator Group.
Short-Term Incentive Plan
The short-term incentive plan of the Corporation (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results as well as individual performance against objectives.  The STIP is designed to promote behaviours which benefit the interests of the Corporation and its Shareholders.
Each NEO is eligible annually for an award under the STIP if established corporate and personal goals and objectives are achieved. Each year, these goals and objectives are reviewed and approved by the Compensation Committee and are intended to be aligned with the goals and targets of the Corporation for that year.
The target bonus amount for each NEO is established as a percentage of base pay reflective of the role and market competitive compensation for the specific role of the NEO.
The actual annual bonus paid payable is determined by multiplying the target bonus amount for the NEO by the STIP factor (“STIP Factor”) (a factor calculated based on actual annual performance as against scorecard and individual objectives).

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For individuals with specific business unit accountability, their STIP is also based upon business unit level results (“Business Unit Scorecard”).  The STIP Factor is calculated differently for each NEO based upon the relative weightings assigned to the various components measured.  Those weightings for each NEO are set out below.   Under the STIP Factor formula the Corporate Scorecard and the Business Unit Scorecard results are modified by the achievement level of the NEO for leadership and individual objectives.  The intent of the Compensation Committee in establishing this modifier was to ensure that individual and leadership performance is taken into account when determining annual incentive payments to NEOs.  STIP payouts are capped at 200% of target amount for exceptional performance.  The STIP Factor is calculated as follows:

For the 2017 STIP program, the following were the target STIP percentages and the relative weightings placed on the various STIP Factor components for each NEO:
Position	STIP Target for 2017 (% Salary)	Maximum Payout (% Target)	Corporate Performance Weighting	Business Unit Performance Weighting	Individual Leadership Assessment and Performance Weighting(1)
Chief Executive Officer and Vice Chair	80%	200%	80%	N/A	20%
Chief Financial Officer	65%	200%	65%	10%	25%
All Other NEOs	60%	200%	65%	10%	25%
(1)	Individual Leadership Assessment and Performance Weighting consists of an assessment of both achievement of personal objectives and leadership dimensions.
2017 Corporate Scorecard and Results
On an annual basis, the Compensation Committee approves the corporate objectives and target performance levels to be achieved and incorporated into the Corporate Scorecard for the year. The Corporate Scorecard is developed and recommended by management for approval by the Compensation Committee each year.  The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit Scorecards are also established by the CEO annually and are utilized in assessing the business unit performance portion of the STIP for business unit leaders.
The Corporate Scorecard objectives are based on the Corporation’s business plan for the year and establish specific, measurable performance targets for each objective. Corporate Scorecard categories and their relative weighting on the 2017 Corporate Scorecard are as follows:
•	Achievement of efficiency and financial objectives for the Corporation (“Efficiency Performance Category” (35%));
•	Achievement of key strategic objectives related to Algonquin stakeholders (“Stakeholder Category” (25%));
•	Achievement of target operations objectives (“Business Process Category” (20%)); and
•	Achievement of human resources and corporate culture initiatives (“People Category” (20%)).
The Corporate Scorecard results for the CEO and all NEOs are based on the Corporate Scorecard established for the Corporation overall.  Individual performance assessments of business unit heads include a review of business unit performance.

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The following table shows the objectives and achievement levels for the 2017 Corporate Scorecard:
Scorecard Category	Scorecard Objective	Weighting (Points)(1)	Threshold	Target	Maximum	Actual Results	Points Achieved
Efficiency(3)	Deliver Targeted Adjusted Earnings Per Share Each Quarter	20	Q1 $0.17 Q2 $0.06 Q3 $0.09 Q4 $0.08	Q1 $0.33 Q2 $0.12 Q3 $0.17 Q4 $0.16	Q1 $0.50 Q2 $0.18 Q3 $0.26 Q4 $0.24	Q1 $0.24 Q2 $0.10 Q3 $0.17 Q4 $0.22	19.4
	Deliver Targeted Adjusted EBITDA Each Quarter	20	Q1 $134M Q2 $100M Q3 $110M Q4 $124M	Q1 $267M Q2 $200M Q3 $219M Q4 $227M	Q1 $401M Q2 $300M Q3 $330M Q4 $372M	Q1 $260M Q2 $200M Q3 $214M Q4 $248M	20.4
	Scorecard Objective	Weighting (Points)(1	Target			Actual Results	Points Achieved
	Deliver Targeted Growth in Adjusted Earnings Per Share (EPS)(2)	15	Ratio of (i) Pro forma 5-year average adjusted EPS including EPS from any approved new projects/acquisitions compared to (ii) a budgeted 5% annual improvement in Adjusted EPS without taking the new projects/acquisitions into account. Points awarded are calculated by multiplying the ratio above against target points.			290% (Adjusted EPS of $0.102 with new projects relative to $0.035 the budget baseline adjusted EPS with 5% Growth)	43.4
	Deliver Targeted Growth in Adjusted Forecast Funds from Operations Per Share (FFOPS)(2)	10	Ratio of (i) Pro forma 5-year average FFOPS including FFOPS from any approved new projects/acquisitions compared to (ii) a budgeted 5% annual improvement in FFOPS without taking the new projects/acquisitions into account. Points awarded are calculated by multiplying the ratio above against target points.			78% (Adjusted FFOPS of $0.063 with new projects relative to $0.081 the budget baseline adjusted FFOPS with 5% Growth)	7.8
	Deliver Targeted Growth in Assets(2)	15	Identify and obtain Board approval for capital investment in new projects, acquisition or rate base representing $500M of new investment. Points awarded are calculated by multiplying target points by the ratio obtained when the dollar value of approved investments is divided by the $500M target.			183% (New investments of $915.9M/$500M)	27.5
	Deliver Targeted Growth in Adjusted EBITDA(2)	15	Ratio of (i) Pro forma 5-year average adjusted EBITDA, including EBITDA from any approved new projects/acquisitions compared to (ii) a budgeted 10% annual improvement in adjusted EBITDA without taking new projects/acquisitions into account. Points awarded are calculated by multiplying the ratio above against target points.			106.6% (New project adjusted EBITDA of $997.9M relative to budget adjusted EBITDA with 10% Growth of $936.2M)	15.9
	Achievement of Quarterly Operating Cost Targets	5	Points are awarded for each quarter and for overall annual achievement. If in any quarter costs exceed budget no points are earned. If costs are on budget full points awarded and if costs are below 97.5% of budget for the period, 150% of period points are awarded.			Costs were at or below budget during each measurement period. Additional points were earned in three quarters and for the full year.	7.0
Total	100 points		141.4 points
Stakeholders	Safety	30	Achieve LTI(4) and RIR(5) rate below Bureau of Labor Standard levels; Execute consolidated enterprise 2017 Environmental Health and Safety (EH&S) Plan; Achieve Minimum Notice of Violations Rate; and Operate within Regulatory Framework.			Partial achievement of all elements.	26.6

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	Customer Service	25	Meet customer service targets; Achieve customer satisfaction survey scores above established target.	100% achievement of customer service targets and 90% achievement of customer satisfaction survey result target.	24.0
	Operations Reliability	30	For the distribution business the objective is to achieve or exceed the targets established for SAIDI(6) and SAIFI(7) results and unplanned business disruptions; for the generation business the target is to achieve targeted availability of power generation facilities.	Plant availability targets achieved during the year. System downtime target not fully achieved.	28.4
	Credit Metric	20	Manage cash flow and indebtedness such that BBB/Flat/Stable S&P(8) rating is maintained.	Target met.	20.0
Total	105 points		99.0 points
Business Processes	Governance Initiatives	40	Objectives included: Establishment of additional compliance frameworks to meet regulatory requirements including NYSE reporting, implementation of 2017 governance initiatives including establishment of regional operating boards, implementation of Internal Audit program, and completion of annual engagement program with proxy advisory firms.	All key initiatives achieved but did not achieve 100% completion of all initiatives.	38.4
	Strategic Planning Initiatives	45	Objectives included: Successful rollout of new strategic planning process; implementation of functional enhancements to strategic planning long term model (“LTM”); and complete a quantitative post-acquisition review.	100% achievement of strategic planning process and release of 2017 LTM. 100% achievement for post-acquisition review.	45.0
	Operational Initiatives	25	Objectives included: Establishment of government relations function; further development of corporate social responsibility (“CSR”) initiatives; and completion of acquisition integration plans for 2017.	Partial achievement of CSR project deliverables. Full achievement of other initiatives.	22.0
Total	110 points		105.4 points
People	Engagement and Cultural Initiatives	65	Objectives included: Implement ongoing cultural and engagement initiatives; achievement of target participation in job shadowing program; and employee engagement score improvement.	Achievement of all deliverables except for partial achievement of job shadowing program target.	64.2
	Leadership Development/ Succession Planning	50	Objectives included: Implementation of 2017 target programs for succession planning initiative and organizing and delivering 2017 leadership development initiatives.	Partial achievement of initiatives.	30.0
Total	115 points		94.2 points
(1)
The Stakeholder, Business Process and People categories provide the opportunity to earn more than 100 points if all goals are achieved as the individual components do not provide a scale of achievement over 100. Points for performance for financial categories with minimum (50% of Budget), threshold (Budget), and maximum (150% of Budget) targets are awarded based on a 2:1 slope; no points are awarded if results are less than 50% of Budget, 100% of the points are awarded if the Budget is achieved, and 200% of the points are awarded if 150% of the Budget is achieved.

(2)	No cap on performance of individual element, but cap is on overall scorecard payout.
(3)
Scorecard financial results are based on budget foreign exchange rates. Accordingly, the scorecard numbers may vary from published financial results due to changes in foreign exchange rates relative to the rates used for budget purposes.

(4)	Lost Time Injury.
(5)	Recordable Incident Rate.
(6)	SAIDI is a reliability metric (System Average Interruption Duration Index).
(7)	SAIFI is a reliability metric (System Average Interruption Frequency Index).
(8)	Standard & Poor’s, the credit rating agency.

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The 2017 Corporate Scorecard result was calculated as follows:
The Long-Term Incentive Plan
The LTIP element of compensation for the NEOs consists of participation in the Stock Option Plan and in the Share Unit Plan as described below. The LTIP is intended to induce and reward behavior that creates long-term value for Shareholders by aligning the interests of executives with the long-term interests of Shareholders.  To achieve this, the future value, if any, of the LTIP awards to executives, tracks the value of the Common Shares.  The realization of such value depends on the achievement of performance-vesting criteria, making the LTIP portion of executive compensation truly “at risk” and linked to performance intended to also benefit shareholders.
In 2017, the target long-term compensatory value for each of the NEOs was awarded 50% as Option grants and 50% as PSU grants. RSUs, which can also be issued under the Share Unit Plan, are time-vesting as opposed to performance-vesting. RSUs are not currently utilized for CEO or NEO compensation, but are awarded to certain other employees and are issued under the Corporation’s Bonus Deferral Program (see discussion under the heading “Bonus Deferral Program” at page 52).
The number of Options and PSUs granted to the NEOs is determined by the Compensation Committee based on management’s recommendations and on information provided by the Committee’s independent advisor. Option and PSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of option-based awards are not taken into account when considering new grants.
The Options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.
The fair value of Option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value Options. For the Options granted in 2017, the Black-Scholes value ratio was determined to be equal to 10.1% of the closing share price of $12.77 as of March 24, 2017. The Black-Scholes value ratio was determined using the following assumptions:
Date	Term(1)	Volatility(2)	Dividend Yield	Risk-Free Rate(3)
March 24, 2017	5.5 years	22.2%	4.9%	1.2%
(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight (8) years.
(2)	The volatility of the share price is based on the average daily volatility over the last 750 trading days (three (3) years).
(3)	The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the option.
The Stock Option Plan
The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.
The Stock Option Plan authorizes the Board to issue Options to directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation (“Eligible Persons”).
The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are

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terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.
In addition, under the Stock Option Plan:
●
subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

●
subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (as defined in the Stock Option Plan) of the Common Shares on the date on which the Board approves the grant of the Option;

●
the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period;

●	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;
●
the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

●
the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;

●
the Corporation may withhold from amounts payable to an Option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

●
in the event that the Corporation restates its financial results, any unpaid or unexercised Options may be cancelled at the discretion of the Board (or the Compensation Committee) in accordance with the terms of the Corporation’s clawback policy.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.
Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.
Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s

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unvested Options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.  The Corporation has adopted a Board Approved Retirement guideline (see discussion under the heading “Board Approved Retirement Guideline” at page 67) pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.
In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.
If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.
All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.
Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.
The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:
(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:
(i)	amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;
(ii)	increase to the maximum number or percentage of securities issuable under the Stock Option Plan;
(iii)	reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan;
(iv)	extension of the term of Options beyond the original expiry date;
(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis;
(vi)	increase to the limit imposed on non-employee Director participation set out in the Stock Option Plan;
(vii)	allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or
(viii)	amendment to the Stock Option Plan’s amendment provisions; and
(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:
(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up;
(b)	an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or

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(c)
the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever. The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the last meeting of Shareholders at which the plan was approved and every three (3) years thereafter.
As of December 31, 2017, the number of outstanding Options is 6,738,856 which represents 1.56% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2017, is 17,802,419 which represents 8% of the total issued and outstanding Common Shares as at that date less those shares issuable under all other share-based compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the plan is 4,190,342.  The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2017, is 0.97%.
The table below summarizes certain ratios as at December 31, 2017, 2016 and 2015 regarding the Stock Option Plan, namely dilution, burn rate and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2017, 2016, and 2015, and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2017	December 31, 2016	December 31, 2015
Dilution Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted	1.56%	2.21%	2.80%
Burn Rate Total number of Options granted in a fiscal year, minus expired Options, divided by the weighted average number of Common Shares outstanding during the period noted (1)	0.61%	0.96%	0.64%
Overhang Total Options outstanding plus the number of Options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted. (2)	5.68%	6.72%(3)	10.0%
(1)
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2)	The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2017, is 24,541,275.
(3)
In 2016, the number of options available under the Stock Option Plan was reduced from an amount equal to 10% of issued and outstanding shares to an amount equal to 8% of issued and outstanding shares less any Shares issuable from treasury under all other share-based compensation plans.

The Share Unit Plan
The objectives of the Share Unit Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term and (iii) retain critical employees to drive the business success of the Corporation. In 2017, awards under the Share Unit Plan made up 50% of the target long-term compensatory value for each of the NEOs.
The maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards is limited to an aggregate of 7,000,000 Common Shares, (representing approximately 1.62% of the issued and outstanding Common Shares as at December 31, 2017).  As at December 31, 2017, 294,282 Common Shares have been issued for PSUs that have vested and paid out in the form of Common Shares representing 0.07% of the issued and outstanding Common Shares as at that date.  As at December 31, 2017, 6,705,718 additional Common Shares are available to be issued to redeem vested PSUs issued or to be issued under the Share Unit Plan representing 1.55% of the issued and outstanding Common Shares as at that date.

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Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls.
The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates except that in respect of any grants made to such designated executives (including the NEOs), the committee designated as the administrator is the Compensation Committee (in either case, referred to below as the “Plan Committee”).
Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Plan Committee. In the case of PSUs, the Plan Committee may determine any performance criteria applicable to the PSUs. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value (as defined below) of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.
On each payment date for dividends paid on Common Shares, a participant’s PSU account will also be credited with dividend equivalents on the PSUs credited to such account as of the record date for such dividends.  Such dividend equivalents shall be converted into additional PSUs (including fractional PSUs) based on the Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.
The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five (5) trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs).
Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other security based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.
Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.  The Corporation has adopted a Board Approved Retirement guideline (see discussion under the heading “Board Approved Retirement Guideline” at page 67) pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.
Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance

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period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, as applicable, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.
Unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment,  with the Corporation or an affiliate including a retirement, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.
Unless otherwise determined by the Plan Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.
The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.
The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that:
(a)
no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

(b)	no amendment of the plan will be effective unless such amendment is approved by the TSX; and
(c)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:
(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;
(ii)	reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and re-issuance of awards under the plan;
(iii)	extension of the term of an award under the plan beyond the original expiry date of the award;
(iv)	amendment to remove or exceed the Insider Participation Limit;
(v)	increase to the maximum number of Common Shares issuable from treasury under the plan;
(vi)	amendments to eligible participants that may permit the introduction of non-employee Directors on a discretionary basis;
(vii)	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or
(viii)	amendment to the amendment provision of the plan.
Each PSU or RSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three (3) years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period in the case of PSUs.

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PSU Award Performance Criteria
The performance criteria applicable to PSU awards granted to employees including the NEOs prior to 2017 consist of three factors, with the relative weightings noted: (i) achieved efficiency metrics (85%); (ii) achievement of safety record relative to industry benchmark performance (10%); and (iii) achieved customer satisfaction survey scores (5%).
If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) Efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%).
For awards granted commencing in 2017, a performance modifier has been added that will modify the number of PSUs that vest at the end of a Performance Period based on the cumulative TSR achieved by the Corporation during the same period relative to the S&P/TSX Capped Utilities Index (“Index Group”).  If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the Index Group companies for the same period is between the 25th and the 75th percentile performance achieved by the Index Group companies, the vested value of the PSU award will not change.  If TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group companies, the units vested will be reduced to 80% of the units that would have vested.  If the TSR performance is at or above the 75th percentile of the performance of the Index Group companies then the units vested will increase to a 120% payout of the vested units.  In the latter case, there will be no increase applied where TSR performance is negative over the calculation period despite strong relative performance when compared to the Index Group.
Awards that vest may be paid out, at the option of the Corporation, in (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; or (iii) cash. The actual number of units that will vest is determined as follows:

2015 PSU Awards
The performance metrics achieved during Performance Period from January 1, 2015 to December 31, 2017 for the 2015 PSU awards which vested on December 31, 2017, were:
	Target	Weighting	3 YR Average Achieved	Calculation	Achieved Factor
Performance Factor, Efficiency	100 points	85%	180 points	180	1.53
Performance Factor, Safety	3.03 RIR	10%	2.117 RIR	0.99	0.10
Performance Factor, Customer Service	80%	5%	77%	96.67	0.05
Total Performance Factor					1.68
The overall performance factor applied to the 2015 PSU awards vested was 1.68X the accrued units awarded as at the vesting date (accrued units include the original number of units awarded together with additional units accrued due to dividends paid during the Performance Period and the period after the Performance Period and until award payout). The vested value, based on the December 29, 2017 closing price on the TSX of $14.06 per Common Share, represented 4.32X the original grant date value.  These results reflect the strong performance of the Corporation achieved during the three year Performance Period.  During the Performance Period, TSR of 61% was achieved, revenues grew by 110% from $941.6M to $1,977.8M, adjusted net earnings per share grew 100% from $0.37 to $0.74, and total assets grew by 156% from $4.1B to $10.5B.
The performance factor of 1.68 was determined based on the following performance metrics which were applicable to the 2015 PSU awards to NEOs:

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Efficiency Achievement Factor	Average Efficiency Achievement Over Performance Period (Points)	Efficiency Performance Factor
The Efficiency Achievement Factor has a weighting of 85% (max 170%) and consists of the average of the number of points achieved over the Performance Period for all the efficiency metrics in the annual Corporate Scorecard for the relevant year. The efficiency metrics consist of several financial performance indicators including Adjusted Net Income, Adjusted EPS, EBITDA, EPS Growth, FFOPS Growth, Asset Growth, EBITDA Growth and Operating Cost achievement relative to budget.	< = 0	0
	> 0 and < = 20	0.170
	> 20 and < = 40	0.340
	> 40 and < = 60	0.510
	> 60 and < = 80	0.680
	> 80 and < = 120	0.850
	> 120 and < = 140	1.020
	> 140 and < = 160	1.190
	> 160 and < = 180	1.360
	> 180 and < = 200	1.530
	> 200	1.700
Safety Achievement Factor	Average Actual OSHA Recordable Incident Rate / Average Industry Average OSHA RIR	Safety Performance Factor
The Safety Achievement Factor has a weighting of 10% (max 20%) and is based upon the Corporation’s achieved OSHA Recordable Incident Rate (“RIR”) relative to the OSHA Industry Average RIR for the Performance Period.	Less than 0.70	0.200
	Between 0.70 and 0.79	0.110
	Between 0.80 and 0.94	0.105
	Between 0.95 and 1.04	0.100
	Between 1.05 and 1.19	0.095
	Between 1.20 and 1.29	0.090
	Greater than 1.30	0.000

Customer Service Achievement Factor	Average Overall Customer Satisfaction Scores Relative to Target	Customer Satisfaction Performance Factor
The Customer Service Achievement Factor has a weighting of 5% (max 7.5%) and is based upon achievement of customer service levels relative to established targets for the Performance Period.	<=50%	0.025
	> 50% and < = 60%	0.030
	> 60% and < = 70%	0.035
	> 70% and < = 80%	0.040
	> 80% and < = 90%	0.045
	> 90% and < = 110%	0.050
	> 110% and < = 120%	0.055
	> 120% and < = 130%	0.060
	> 130% and < = 140%	0.065
	> 140% and < = 150%	0.070
	> 150%	0.075

Bonus Deferral Program
With a goal of facilitating increased share equity participation among senior leaders, the Board approved a bonus deferral program for eligible Canadian employees of the Corporation commencing in 2017.  Employees who hold positions in the Corporation and its affiliates above the level of senior manager (including the CEO and NEOs) are eligible to participate in this program.  Under the program, eligible employees may elect prior to any calendar year to defer up to 100% of their annual cash incentive earned and payable in the year and receive the deferred amount in RSUs issued under the Share Unit Plan.  RSUs issued under this program are fully vested and will be settled in treasury shares of the Corporation.    Any bonus amount deferred is tax deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future selected by the employee within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. In the event the employee does not make an election to settle

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outstanding units they will automatically be settled no later than December 31 of the second year following retirement or termination of employment.  Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs.  The additional RSUs issuable to reflect dividend payments are issued at the Market Value on the relevant dividend payment date in accordance with the Share Unit Plan.
The table below summarizes certain ratios as at December 31, 2017, 2016 and 2015 regarding the Share Unit Plan, namely dilution, burn rate and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2017, 2016, and 2015, and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.
	December 31, 2017	December 31, 2016	December 31, 2015
Dilution Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted	0.22%	0.21%	0.22%
Burn Rate Total number of PSUs/RSUs granted in a fiscal year, minus forfeited units, divided by the weighted average number of Common Shares outstanding during the fiscal period(1)	0.20%	0.07%	0.07%
Overhang Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted(2)	1.55%(3)	0.14%	0.19%
(1)
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2)	The total number of Common Shares that can be issued from treasury for vested PSUs/RSUs is 6,705,718 (7,000,000 maximum less units previously redeemed with Common Shares from treasury of 294,282).
(3)	In 2017, Shareholders approved an increase in the maximum number of treasury shares issuable under the plan to 7,000,000 from 500,000.
The Employee Share Purchase Plan
The Corporation’s employee share purchase plan (“ESPP”) is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.
On June 21, 2011, Shareholders approved the adoption of the ESPP.  The ESPP was amended by the Board on May 12, 2016, and April 1, 2018. The amendments in 2018 were enacted to allow the plan administrator to undertake transactions through the NYSE and to calculate market values for U.S. employees using NYSE based data.  The amendments also aligned the company matching contribution formula for all employees.  Shareholder approval was not required and is not being sought for these amendments.
There are currently 2,000,000 Common Shares reserved for issuance under the ESPP representing approximately 0.46% of the issued and outstanding Common Shares as at December 31, 2017.  As of December 31, 2017, a total of 779,553 Common Shares have been purchased by employees under the ESPP representing 0.18% of the issued and outstanding Common Shares as at December 31, 2017 and a total of 1,220,447 Common Shares remain available for purchase under the ESPP as of that date (representing 0.28% of the issued and outstanding Common Shares as of December 31, 2017).  A description of the ESPP as amended follows.
All regular full-time and part-time employees are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction to a maximum amount of $10,000 per year for Canadian employees and US$10,000 for U.S. employees.  For employees who participate in the program, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually (US$1,500 for U.S. employees). Dividends on Common Shares in a participant’s account under the ESPP will be reinvested to purchase additional Common Shares.

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On the first business day following each payroll cycle of the Corporation (“Purchase Date”), all contributions (both participant and matching contributions) received in respect of each participant shall be paid in full on behalf of participants to purchase Common Shares from treasury and/or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE.  The Common Shares will be issued from treasury at a price equal to the five-day volume weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the Purchase Date for employees who are Canadian residents and for employees who are U.S. residents, at a price equal to the five-day volume weighted average price of the Common Shares on the NYSE over the same period, or in either case, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).
Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.
The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible Canadian and U.S. employees may only contribute up to a maximum of $10,000 or US$10,000, respectively, in any given year, which has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.
The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Common Shares reserved for issuance from treasury under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.
The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.
The table below summarizes certain ratios as at December 31, 2017, 2016, and 2015 regarding the ESPP, namely, burn rate and overhang.  Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2017, 2016, and 2015, and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.
	December 31, 2017	December 31, 2016	December 31, 2015
Burn Rate Total number of Common Shares purchased by employees in the fiscal year divided by the weighted average number of Common Shares outstanding during the relevant period noted(1).	0.07%	0.05%	0.04%
Overhang Total Common Shares available for purchase by employees pursuant to the ESPP, divided by the total number of Common Shares outstanding(2)	0.28%	0.55%	0.64%
(1)
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2)
The total number of Common Shares that can be issued under the ESPP is 2,000,000.  As at December 31, 2017, 779,553 units have been issued, with an additional 1,220,447 Common Shares being available for purchase by employees under the ESPP.

The Defined Contribution Pension Plan
Effective May 1, 2016, APUC established a defined contribution pension plan for its Canadian employees including the NEOs (the“Pension Plan”).  Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO.  No matching contributions are required by participants who are NEOs.  For Canadian employees, other than the NEOs and certain other members of the Corporation’s executive team, the Corporation provides an annual contribution of 2% of eligible earnings and annually matches at the rate of 200% any

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additional employee contributions up to 2% of eligible earnings (maximum total APUC contribution of 6%).  All such contributions are subject to the annual maximum contribution limit established by the CRA.  Eligible earnings under the Pension Plan are defined as the annual base salary of the participant.  The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company.  Prior to the establishment of the Pension Plan, the Corporation provided an employee savings program with the same contribution levels through a deferred profit sharing plan (“DPSP”) and did not have a Canadian pension plan for Canadian employees.  The DPSP plan was closed upon the establishment of the Pension Plan.
Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55.  Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan.
Supplemental Executive Retirement Plan
The Corporation established a Supplemental Executive Retirement Plan (“SERP”) effective January 1, 2016, in order to provide a retirement savings program for senior management that was aligned with market practices in Canada.  Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year.  The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation.  Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive amount earned by the participant.  Upon cessation of employment with the Corporation, a participant under the SERP receives at their election either a one-time taxable lump sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value.  Accrued amounts in the SERP are credited annually with an additional amount equivalent to the annual return achieved in the Pension Plan based on the investment mix selected by the participant.
The following table shows the accumulated value from January 1, 2017 to December 31, 2017 for each NEO under the Pension Plan and the SERP.
Name	Accumulated Value at Start of Year(1)	Compensatory Change(2)(3)	Non-Compensatory Change(3)	Accumulated Value at End of Year
Ian Robertson	$174,541	$256,912	$2,215	$433,668
Chris Jarratt	$121,500	$174,933	$2,176	$298,609
David Bronicheski	$93,422	$116,282	$2,281	$211,985
David Pasieka	$78,171	$106,298	$6,351	$190,820
Mike Snow	$75,917	$99,248	$4,413	$179,578
(1)
The Pension Plan and the SERP were not established until May 1, 2016, and January 1, 2016, respectively.  Prior to the establishment of those plans, NEOs received a 6% of annual base salary contribution to the DPSP to CRA limits annually and prior to 2016 a taxable contribution to a non-registered savings plan for any amounts in excess of the annual CRA limit.

(2)	Includes Pension Plan contributions, and unfunded SERP contributions and credits.
(3)	Non-compensatory amount is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on participant’s individual investment mix selected.

Other Executive Benefits
The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:
●	Life and Accidental Death and Dismemberment Insurance coverage;
●	Medical expenses and medical insurance re-imbursements;
●	Monthly car allowance, as applicable;
●	Health and wellness coverage; and
●	A fitness allowance for a recreational and/or social club.

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Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the Summary Compensation Table.
Clawback Policy
The Compensation Committee implemented a clawback policy effective January 1, 2016 applicable to all Executive Officers (as that term is defined under applicable securities legislation in Ontario). The policy provides that, (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations) and (ii) the senior executive was negligent or engaged in fraud or intentional illegal conduct which was related to the restatement of the financial results, the Compensation Committee has the ability in its discretion to recoup amounts paid or awarded to the executive officer as performance based compensation in the event that the compensation would have been lower based on the restated financial results. Compensation awards made after January 1, 2016 in respect of all financial years following that date are subject to recoupment looking back three fiscal years preceding the year in which the decision to recoup is made.
Executive Share Ownership Guidelines
To align the interests of senior management with the interests of Shareholders, Corporation ownership guidelines were introduced for NEOs and senior management in 2013. Pursuant to the guidelines, required ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents.  In the event that an executive falls out of compliance with the requirement due to a decline in share price, they are allowed two years to bring themselves into compliance.  For purposes of determining compliance during this two year period, the individual executive’s shares will be valued at the higher of cost or market value.  Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines:
Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Other NEOs	1 times base salary
The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.
Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume weighted average price of the Common Shares on that day. The Common Share and/or share equivalent ownership as of January 2, 2018, for those NEOs governed by the ownership guidelines are set out below. The estimated value is calculated using a share price of $14.11, which is the 20-day trailing volume weighted average price of the Common Shares as at the first trading day of the calendar year, in this case, January 2, 2018.
NEO	Multiple of Base Salary	Ownership Guideline Value	Shares/Share Equivalents(1)	Estimated Value	Ownership Achieved	Target Status
Ian Robertson	3x	$2,700,000	2,137,598	$30,161,508	11.2X	✓
Chris Jarratt	3x	$1,890,000	1,802,149	$25,428,322	13.5X	✓
David Bronicheski	2x	$978,500	710,073	$10,019,130	10.2X	✓
David Pasieka	1x	$425,000	299,986	$4,232,802	10.0X	✓
Mike Snow	1x	$400,000	288,223	$4,066,827	10.2X	✓
(1)  Includes Common Shares, unvested PSUs, and vested but not paid out PSUs.

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Equity Compensation Plan Information
The table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted average exercise price of options issued under the Stock Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2017.  There are no equity-based compensation plans not approved by Shareholders.
Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise or Settlement of Outstanding Securities	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Plans Approved by Security Holders:
Stock Option Plan	6,738,856	$11.18	17,802,419
Share Unit Plan	955,028		5,617,121
ESPP	N/A		1,220,447
DSU Plan	293,906	-	706,094
Total	7,987,790	$11.18	25,346,081

PERFORMANCE GRAPH
The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2013.
Algonquin Power & Utilities Corp. Relative Performance
Value of $100 Invested on January 1, 2013 (Assumes Reinvestment of all Dividends)

	1-Jan-13	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17
APUC Share Price (TSX)	100	112.24	153.62	179.94	193.82	244.79
S&P/TSX Composite Index	100	112.99	124.92	114.53	138.67	151.28
S&P/TSX Capped Utilities Index	100	95.56	110.89	107.04	125.88	139.25
In 2017, the TSR for the Corporation was 26.76% (compared with 9.1% for the S&P/TSX Composite Index and 10.6% for S&P/TSX Capped Utilities Index).

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Total Shareholder Return vs. NEO Compensation
Annually, the Corporation undertakes an analysis of the alignment between the CEO and the NEOs’ target TDC and the experience of Shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total CEO and NEO compensation results were then compared to the Shareholder experience, as measured by TSR over the same periods. The analysis concluded that the Corporation’s compensation framework provided a close alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.
Between December 31, 2010 and December 31, 2017, the Shareholders’ experience, as measured by the TSR on an annual basis each calendar year, averaged 21%. The annual CEO and NEO target TDC percentage increase as measured over the same period averaged approximately 26% and 20%, respectively.  These percentages reflect adjustments made by the Compensation Committee over 2016 and 2017 that were made to move TDC for the CEO and the NEOs closer to the market median of the Comparator Group.  The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with shareholder experience. The following presents the comparison over the periods of interest:
Period	Compensation Adjustment for CEO(1)	Average Compensation Adjustment for NEO Team(1)	Annual TSR (Including Dividend Reinvestment)
2011	2%	13%	34%
2012	44%	16%	12%
2013	19%	37%	12%
2014	18%	12%	37%
2015	10%	10%	18%
2016	65%(2)	53%	10%
2017	23%	22%	27%
Average	26%	20%	21%
1.
A portion of these amounts relates to long-term incentives. Calculation of value of long-term incentives is based on grant date values. The actual value of these amounts is tied to future Corporation and individual performance as well as continuing Shareholder returns.

2.	In 2016, after another year of strong growth and results, a new peer group was established and adjustments made to move TDC to the median of the peer group.
Algonquin’s compensation philosophy has a significant component of both CEO and NEO compensation consisting of long-term incentives (grants of PSUs and Options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin’s Common Share price and Algonquin’s TSR.  This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

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EXECUTIVE COMPENSATION INFORMATION
Executive Performance Highlights
The strong performance of the Corporation in 2017 is the result of the efforts and individual achievements of all employees of Algonquin.  2017 performance was driven by strong growth in operating revenues, Adjusted EBITDA, Adjusted Net Earnings per share, cash flows and assets.
The following summarizes the key achievements of the CEO and the other NEOs during 2017:
IAN ROBERTSON CHIEF EXECUTIVE OFFICER, ALGONQUIN POWER & UTILITIES CORP.
Mr. Robertson has served as the CEO of the Corporation since 2009. During his tenure as CEO, the Corporation has delivered consistent growth in assets, revenues and strong total shareholder returns. Since January 1, 2011, average annual TSR of 21% has been delivered and total assets have grown from $1.02B to $10.5B. For 2017, the following was achieved:
●	Annual revenue grew to $1.978 billion, an increase of 80%;
●	Annual Adjusted EBITDA of $883.4 million was achieved, an increase of 85%;
●	Annual Adjusted Net Earnings per share of $0.74 were achieved, an increase of 30%;
●	Board approval was received for new investments having a value of approximately $900M, including investments in Atlantica Yield and St. Lawrence Gas;
●	The Board approved another 10% increase in the annual dividend on APUC Common Shares; and
●	TSR of 27% was achieved, providing an average TSR of 21% from 2011 to 2017.

CHRIS JARRATT VICE CHAIR, ALGONQUIN POWER & UTILITIES CORP.
Mr. Jarratt has served as Vice Chair of the Corporation since 2009, and during his tenure in this role, Mr. Jarratt has made a significant contribution to the development and execution of the strategy of the Corporation and the development of the Board and corporate governance practices of the Corporation.  During 2017, Mr. Jarratt’s had the following accomplishments:
●	Successful completion of the negotiations to acquire an interest in Atlantica Yield and to establish the AAGES joint venture;
●	Assisted the Corporate Governance Committee in its continuous improvement of governance practices as evidenced by improved governance rankings from a number of third-party agencies;
●	Provided guidance and assistance in the resolution of a broad spectrum of strategic, growth and commercial issues facing the Corporation;
●	Collaborated with the CEO and the Board of Directors in the development and execution of the long-term strategy of the Corporation;
●
Collaborated with the Board of Directors to expand its diversity and membership. During 2017 a number of individuals were identified as potential candidates to join the Board of Directors, with the successful completion of the process leading to the nomination of Randy Laney to our Board of Directors in 2017; and

●	Provided key leadership support across the Corporation.

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DAVID BRONICHESKI CHIEF FINANCIAL OFFICER, ALGONQUIN POWER & UTILITIES CORP.
Mr. Bronicheski has served as Chief Financial Officer of the Corporation (and its predecessor) since 2007.  During 2017, Mr. Bronicheski had the following accomplishments:
●
Converted $1.15 billion of Convertible Debentures represented by Instalment Receipts to equity to fund the acquisition of Empire and raised $575 million of common equity to fund the Corporation’s growth into international markets;

●	Successfully executed on $1.1 billion of long-term debt financings in both Canada and the U.S. to support the Corporation’s growth and lower its cost of capital;
●	Secured commitments for approximately $300 million of tax equity to partially fund Algonquin’s U.S. renewable wind and solar projects;
●	Led the integration of finance-related functions of Empire into APUC processes including financial reporting, treasury, insurance, and internal control systems; and
●	Provided key leadership support across the Corporation raising employee engagement throughout the company’s financial reporting and management reporting groups.
DAVID PASIEKA COO, LIBERTY UTILITIES GROUP
Mr. Pasieka has served as Chief Operations Officer of the Liberty Utilities Group since 2011.  During 2017, Mr. Pasieka had the following accomplishments:
●	Successfully completed the first year integration plan of Empire;
●	Facilitated the due diligence and initiated the regulatory approval process for the acquisition of St. Lawrence Gas;
●	Delivered better than industry average safety metrics in Motor Vehicle Accidents and Recordable Incident Rate;
●	Achieved successful regulatory outcomes in ten state rate cases and facilitated the application of a US$1.4B rate base “coal to wind” project with the Missouri regulatory commission;
●	Delivered high customer satisfaction / service levels and initiated a five year “Customer First” transformation project;
●	Completed a US$413M capital investment program, reinforcing the organic growth of the regulated utilities; and
●	Provided key leadership support across the Corporation.

MIKE SNOW COO, LIBERTY POWER GROUP
Mr. Snow has served as Chief Operations Officer of the Liberty Power Group since 2011.  During 2017, Mr. Snow had the following accomplishments:
●	Zero lost time incidents for Liberty Power for the third consecutive year along with strong financial results and another record year of growth in revenues and EBITDA;
●
Continued successful advances in enhanced asset optimization resulted in the wind generation fleet exceeding targeted asset availability for the second consecutive year – wind represents over 60% of Liberty Power EBITDA;

●
Successful commissioning and integration of the 150 MW Deerfield wind farm in Michigan, the 50 MW Luning solar farm in Nevada and the 10 MW Bakersfield II solar facility in California into the renewable generation platform;

●
Completed the rebranding of Algonquin Power to Liberty Power and further administration integration realizing important business efficiencies with the Liberty Algonquin shared services organization; and

●
Continued to strengthen talent within Asset Management, Operations and Energy Marketing with additional staff while increasing strategic collaboration among these teams and Business Development to support renewable generation growth across North America.

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Summary Compensation Table
The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2017 for each of the individuals who were at December 31, 2017, the Chief Executive Officer, the Vice Chair, the Chief Financial Officer, the Chief Operating Officer of the Liberty Utilities Group, and the Chief Operating Officer of the Liberty Power Group.
			Equity Incentive Plan Compensation		Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(1)	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation	Total Compen- sation
Ian Robertson CEO	2017	$900,000	$969,000	$967,500	$779,368	-	$256,682	$61,168	$3,933,718
	2016	$850,000	$341,493	$1,020,000	$1,118,893	-	$174,541	$68,968	$3,573,895
	2015	$629,000	$229,235	$445,230	$572,440	-	$37,653	$133,582	$2,047,158
Christopher Jarratt Vice Chair	2017	$630,000	$678,750	$677,250	$552,759	-	$174,933	$29,057	$2,742,749
	2016	$575,000	$231,490	$690,000	$758,583	-	$121,500	$32,780	$2,409,353
	2015	$465,000	$125,877	$373,163	$423,187	-	$27,900	$28,870	$1,443,997
David Bronicheski CFO	2017	$489,250	$307,281	$305,781	$344,131	-	$116,282	$23,011	$1,585,736
	2016	$475,000	$108,370	$320,625	$429,126	-	$93,422	$23,082	$1,449,625
	2015	$370,000	$52,375	$152,625	$293,840	-	$22,087	$19,439	$910,366
David Pasieka COO, Liberty Utilities Group	2017	$425,000	$235,250	$233,750	$280,799	-	$106,298	$24,126	$1,305,223
	2016	$400,000	$81,472	$240,000	$347,945	-	$78,171	$24,150	$1,171,738
	2015	$320,000	$41,500	$120,000	$232,016	-	$19,153	$24,211	$756,880
Mike Snow COO, Liberty Power Group	2016	$400,000	$221,500	$220,000	$252,012	-	$99,249	$24,087	$1,216,848
	2015	$390,000	$79,475	$234,000	$344,430	-	$75,917	$23,505	$1,147,327
	2014	$320,000	$41,500	$120,000	$207,016	-	$19,153	$23,172	$730,841
(1)	The annual incentive plan amounts represent the annual bonus paid under the STIP.
(2)	Grant date fair value of Common Shares granted under APUC’s ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.
Algonquin awarded the following PSUs to NEOs for 2015 (awarded May 19, 2015 and August 27, 2015), 2016 (awarded March 31, 2016) and 2017 (awarded March 31, 2017). The number of PSUs that the NEOs will actually earn can vary from 0 to 197.5% of the original number of PSUs granted, depending on the Corporation’s performance against measures of efficiency, safety, and customer service over a three year period and for the 2017 grants are also dependent upon the TSR achieved by the Corporation over the grant performance period relative to the TSR achieved by the TSX/S&P Capped Utilities Index. Units earned from dividends declared during the respective performance period are not included as grants below.
	2017	2016	2015
Ian Robertson	84,719	30,713	23,515
Chris Jarratt	59,303	20,776	12,841
David Bronicheski	26,775	9,654	5,252
David Pasieka	20,468	7,226	4,129
Mike Snow	19,264	7,046	4,129

For purposes of compensation, the PSUs were valued using the market price on the first day of the performance period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.
Year	nt Date Value for Compensation Purposes ($)	ant Date Value for Financial Statement Disclosure ($)	ifference Per Unit ($)
2017	11.42	12.70	1.28
2016	11.07	11.66	0.59
2015	9.69	9.77	0.08

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(3)	Algonquin awarded the following Options to the NEOs for 2015 (awarded May 19, 2015 and August 27, 2015), 2016 (awarded March 31, 2016) and 2017 (awarded March 31, 2017):
	2017	2016	2015
Ian Robertson	750,000	842,975	420,028
Chris Jarratt	525,000	570,248	354,141
David Bronicheski	237,040	264,979	143,986
David Pasieka	181,202	198,347	113,208
Mike Snow	170,543	193,388	113,208

The Compensation Committee reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer.
For valuation purposes, Mercer used the Black-Scholes option pricing model and the following assumptions:
Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2017	4.9	22.2	1.2	5.5	12.77	1.29
2016	5.2	25.1	0.8	5.5	10.81	1.19
2015	4.8	23.0	1.1	5.5	9.88	1.06

For purposes of financial statement disclosure, Options were valued using a Black-Scholes option pricing model and the following assumptions:
Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2017	4.3	25	1.4	5.5	12.82	1.45
2016	4.5	23	0.9	5.5	10.82	1.25
2015	4.0	38	1.3	8.00	9.75	2.45

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:
Year	Grant Date Value for Compensation Purposes ($)	Grant Date Value for Financial Statement Disclosure ($)	Difference Per Unit ($)
2017	1.29	1.45	0.16
2016	1.19	1.25	0.06
2015	1.06	2.45	1.39

Under Mercer’s standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.
(4)
Amounts shown are contributions made by the Corporation for individuals under the Pension Plan and Supplemental Executive Retirement Plan established in 2016.  Also included are amounts contributed to Algonquin’s DPSP in 2016 prior to its closure.

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the “Summary Compensation Table” on page 61.
		Perquisites
Name	Year	Car Allowance(1)	Other Perquisites(2) (3)	Insurance Premiums(4)	Total All Other Compensation
Ian Robertson	2017	$12,000	$12,999	$36,169	$61,168
	2016	$14,881	$18,545	$35,542	$68,968
	2015	$11,520	$2,723	$119,339	$133,582
Christopher Jarratt	2017	$12,000	$2,145	$14,912	$29,057
	2016	$14,881	$2,095	$15,804	$32,780
	2015	$11,520	$6,254	$11,096	$28,870
David Bronicheski	2017	$12,000	$2,145	$8,866	$23,011
	2016	$14,881	-	$8,201	$23,082
	2015	$11,520	-	$7,919	$19,439
David Pasieka	2017	$11,400	$2,145	$10,581	$24,126
	2016	$11,400	$2,410	$10,340	$24,150
	2015	$11,400	$2,045	$10,766	$24,211
Michael Snow	2017	$11,400	$2,145	$10,542	$24,087
	2016	$11,400	$2,095	$10,010	$23,505
	2015	$11,400	$2,045	$9,727	$23,172

(1)
Car allowance awards for Messrs. Robertson, Jarratt, and Bronicheski include, in each case, a one-time payment of $3,361 in 2016 to correct an underpayment of the allowance in prior years.  Annual car allowance for these individuals is $12,000.

(2)	Other perquisites include medical cost reimbursements, health and fitness club membership, and annual medical fees.
(3)	Insurance premiums include life, disability, and medical reimbursement plan amounts.
(4)	Includes medical expenses reimbursement in 2017 of $24,586 for Mr. Robertson under a cost plus medical reimbursement program.

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Outstanding Option-Based Awards
The following table describes all option-based awards as at December 31, 2017, for each NEO that is eligible for such award.  All options awarded prior to 2015 have been exercised by the NEO grantees.
Name	Number of Common Shares Underlying Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(1)
Ian Robertson	420,028	$9.76	18-May-23	$1,806,120
	842,975	$10.82	31-Mar-24	$2,731,239
	750,000	$12.82	31-Mar-25	$933,586

Christopher Jarratt	335,590	$9.76	18-May-23	$1,443,037
	18,551	$9.23	26-Aug-23	$89,601
	570,248	$10.82	31-Mar-24	$1,847,604
	525,000	$12.82	31-Mar-25	$653,510

David Bronicheski	143,986	$9.76	18-May-23	$619,140
	264,979	$10.82	31-Mar-24	$858,532
	237,040	$12.82	31-Mar-25	$295,063

David Pasieka	113,208	$9.76	18-May-23	$486,794
	198,347	$10.82	31-Mar-24	$642,644
	181,202	$12.82	31-Mar-25	$225,557

Mike Snow	113,208	$9.76	18-May-23	$486,794
	193,388	$10.82	31-Mar-24	$626,577
	170,543	$12.82	31-Mar-25	$211,289

(1)	Value determined based on the closing price of the Common Shares on the TSX of $14.06 on December 29, 2017, the last trading day of 2017.
Outstanding Share Based Awards
The following table describes all share-based awards as at December 31, 2017 for each NEO that is eligible for such award.
Name	Number of Shares or Units of Shares that have not Vested(1)	Market or Payout Value of Share- Based Awards that have not Vested(1)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2)(3)
Ian Robertson	122,415	$1,721,155	$640,588
Christopher Jarratt	84,895	$1,193,624	$349,743
David Bronicheski	38,627	$543,096	$142,976
David Pasieka	29,356	$412,745	$112,382
Michael Snow	27,900	$392,274	$112,382
(1)	Unvested share-based awards are PSU awards including PSUs from dividend reinvestment relating to such grants as of December 31, 2017.
(2)
The market or payout value of unvested share-based awards is calculated based on an assumed performance factor of 1.0 and the closing price of the Common Shares on the TSX on December 29, 2017, of $14.06.

(3)
These figures represent vested PSUs (awarded in 2015), which vested on December 31, 2017. These were paid out on March 29, 2018. The value shown is based on the closing price of the Common Shares on the TSX on December 29, 2017, of $14.06. The number of units vested represented 1.68X the original units grant when performance and units from dividend payment were taken into account.

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Incentive Plan Awards – Value Vested or Earned During the Year
The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2017 for each NEO.
Name	Option-Based Awards Value Vested During 2017	Share-Based Awards (PSU) Value Vested During 2017(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2017
Ian Robertson	$1,823,648	$640,588	$779,368
Chris Jarratt	$1,344,581	$349,743	$552,759
David Bronicheski	$590,910	$142,976	$344,131
David Pasieka	$451,667	$112,382	$280,799
Michael Snow	$441,888	$112,382	$252,012
(1)	Options and PSU values based on the closing price of the Common Shares on the TSX on December 29, 2017 of $14.06 per Common Share.
(2)
The 2015 LTIP series vested at a rate of 168%. The vested value as a multiple of original grant value was 4.32X, representing the level of achievement of the performance metrics over the Performance Period, the growth in share price over that period and the value of units issued reflecting dividend payment values on an equivalent number of underlying shares equal to the number of units accrued.

Aggregate Option Exercise during 2017 and 2017 Option Values
The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2017, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 31, 2017.  The aggregate value realized upon exercise is the difference between the fair market value of the Common Shares on the exercise date and the exercise price of the Option.  The value of unexercised in-the-money options at year-end is the difference between the exercise price of the Options and the fair market value of the Common Shares on December 31, 2017, which was $14.06.
			Unexercised Options at Dec. 31, 2017		Value of Unexercised in-the-Money Options at December. 31, 2017
Name	Number of Shares for which Options were Exercised	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Robertson	613,144	$2,879,965	1,232,012	780,991	$3,938,144	$1,532,802
Chris Jarratt	490,515	$2,303,971	909,307	540,082	$2,982,213	$1,051,539
David Bronicheski	185,907	$874,350	399,653	246,352	$1,289,851	$482,884
David Pasieka	154,935	$727,876	305,841	186,916	$990,412	$364,583
Michael Snow	154,935	$727,876	298,982	178,157	$975,278	$350,382

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CEO’s Compensation Look-Back
The information in this section is for the five-year period from 2013-2017. The table compares over a five year period Mr. Robertson’s compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the TSR over the comparable periods.
Mr. Robertson has been Chief Executive Officer throughout the five-year period from 2013-2017. The PSU awards in 2016 and 2017 included in this table will not vest unless the performance criteria relating to those awards are met during the Performance Period. The 2015, 2014 and 2013 PSU awards granted to Mr. Robertson vested January 1, 2018, January 1, 2017, and January 1, 2016, respectively.
Compensation Earned / Received	2017	2016	2015	2014	2013
Base Salary(1)	$900,000	$850,000	$629,000	$582,000	$519,675
Annual Incentive Plan(2)	$779,368	$1,118,893	$572,440	$461,028	$633,234
PSUs(3)	$1,191,149	$431,825	$640,588	$843,168	$434,458
Value realized upon option exercise	-	-	-	$1,504,501	$1,375,474
Option value – in-the-money	$933,586	$2,731,239	$1,806,120	-	-
Stock Options(4)	$933,586	$2,731,239	$1,806,120	$1,504,501	$1,375,474
Total Realized / Realizable Pay (attributed by year)	$3,804,104	$5,131,957	$3,648,148	$3,390,697	$2,962,841
Target TDC (by year)	$3,550,000	$2,890,000	$1,755,000	$1,588,000	$1,352,000
CEO “Return” (%)(5)	7.0%	77.6%	107.9%	113.5%	119.1%
Measurement Period	Jan 1, 2017 – Dec 31, 2017	Jan 1, 2016 – Dec 31, 2017	Jan 1, 2015 – Dec 31, 2017	Jan 1, 2014 – Dec 31, 2017	Jan 1, 2013 – Dec 31 2017
Cumulative TSR (%)	26.8%	37.0%	60.6%	191.3%	144.8%
Realized / Realizable Value of $100 Pay Awarded to CEO	$107	$177	$208	$214	$219
Value of $100 Shareholder Investment as at Dec. 31, 2017	$127	$137	$161	$291	$245
(1)	Actual base salary paid in each year.
(2)	Actual cash incentive paid in respect of each year.
(3)
Value of PSUs awarded each year. If PSUs have paid out, payout value is shown. If not yet vested / paid out, PSUs are shown at current realizable value of each vintage as at Dec 31, 2017, assuming target performance is achieved.

(4)
Value of stock options awarded each year. If options have been exercised, value shown is the value realized upon option exercise - attributed to year in which options were granted. For unexercised options, value shown is the in-the-money value for each vintage as at Dec 31, 2017.

(5)	Total Realized / Realizable Pay relative to Target TDC.
Employment Arrangements
The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., entered into new employment agreements with the CEO and each NEO effective as of January 1, 2016.  These agreements, which superceded the prior agreements between the Corporation and the applicable NEO, were entered into in connection with the implementation by the Corporation of its executive compensation clawback policy (see discussion under the heading “Clawback Policy” on page 56). In addition to the incorporation of clawback rights, the new employment agreements include a number of other amendments that were made to ensure a consistent approach for senior management with respect to change of control and termination of employment as well as the treatment of equity-based compensation for such events.  All such executive employment agreements are collectively referred to as the “Employment Agreements”.
Termination for Cause, Resignation, and Change of Control
If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. An NEO may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, an NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

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In the case of Messrs. Robertson, Jarratt or Bronicheski, if within eighteen months (18) months following a change in control of the Corporation, either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Messrs. Robertson, Jarratt or Bronicheski are entitled to receive compensation equal to the following: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for twenty-four (24) months or a lump sum payment in lieu thereof. In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days.  In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
In the case of Messrs. Snow or Pasieka, if within eighteen months (18) months following a change in control of the Corporation if either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice,  then Messrs. Snow or Pasieka are entitled to receive compensation equal to the following: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for eighteen (18) months or a lump sum payment in lieu thereof.  In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days.  In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
The Employment Agreements provide that a change of control occurs upon the occurrence of:
(i)
any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert; or

(ii)	a sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or
(iii)
the Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the change in control shall be deemed to be the date specified in such resolution provided that the change in control actually occurs.

A “change in control” does not occur where existing controlling shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.
Termination for Reasons other than Cause
Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for twenty-four (24) months or lump sum payment in lieu thereof.  In addition, all unvested PSUs which would have vested within twenty-four (24) months of the last day of employment will vest as described below and all unvested Options which would have vested within twenty-four (24) months of termination will vest and be exercisable within ninety (90) days of termination.  The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension

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contributions for eighteen (18) months or lump sum payment in lieu thereof.  In addition, all unvested PSUs which would have vested within eighteen (18) months of termination will vest as described below and all unvested Options which would have vested within eighteen (18) months of termination will vest and be exercisable within ninety (90) days of termination.  The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
Summary Termination Table
Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2017, and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:
Named Executive Officer	Type of Termination	Salary Entitlement	Bonus Entitlement	Options(1)	Share-Based Awards(1)	Benefits	Total Payout
Ian Robertson	Termination without Cause	$1,800,000	$1,440,000	$780,991	$1,721,155	$635,700	$6,377,846
	Termination upon Change of Control	$1,800,000	$1,440,000	$780,991	$1,721,155	$635,700	$6,377,846
Christopher Jarratt	Termination without Cause	$1,260,000	$1,008,000	$540,082	$1,193,624	$407,980	$4,409,686
	Termination upon Change of Control	$1,260,000	$1,008,000	$540,082	$1,193,624	$403,690	$4,409,686
David Bronicheski	Termination without Cause	$978,500	$636,025	$246,352	$543,096	$278,586	$2,682,559
	Termination upon Change of Control	$978,500	$636,025	$246,352	$543,096	$278,586	$2,682,559
David Pasieka	Termination without Cause	$637,500	$382,500	$126,516	$111,482	$195,636	$1,453,634
	Termination upon Change of Control	$637,500	$382,500	$126,516	$111,482	$195,636	$1,453,634
Michael Snow	Termination without Cause	$600,000	$360,000	$121,310	$108,712	$185,004	$1,375,026
	Termination upon Change of Control	$600,000	$360,000	$121,310	$108,712	$185,004	$1,375,026
(1)	The value of the share-based units is calculated based on the closing price of the Common Shares on the TSX on December 29, 2017 of $14.06, the last trading day of 2017.

Board Approved Retirement Guideline
The Compensation Committee has approved an executive retirement guideline to support the orderly retirement and succession of executives.  Under the guideline, executives whose age plus years of service with the Corporation or an affiliate equal at least 62 and who have attained the age of 55 and with a minimum of five (5) years of service are eligible on providing six (6) months’ notice to the Corporation to apply for Board approved retirement.  If the Compensation Committee approves the retirement (“Board Approved Retirement”) then subject to the executive cooperating with the Corporation to support an orderly transition of their role and continuing to meet the requirements described below upon retirement the following will be applicable:
●	the executive will not be entitled to any severance payment or retirement allowance;
●	any Options and PSUs will continue to vest until the earlier of the expiry date of the award or a period of two (2) years post-retirement (“Post Retirement Vesting Period”);
●
any equity awards in the form of PSUs or RSUs whose vesting dates occur following the Post Retirement Vesting Period will vest pro rata at the end of the Post Retirement Vesting Period.  To the extent actual performance relative to performance conditions can be calculated, the vesting will be based on actual performance and to the extent such criteria cannot be determined the vesting will be calculated at target level achievement;

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●	the executive will only be entitled to a pro rata long-term incentive grant in their year of retirement and a pro rata payment of annual incentive; and
●	medical, dental and benefits other than those related to pension and SERP will continue for a period of two (2) years post-retirement.
During the Post Retirement Vesting Period the executive will be required to continue to hold equity in the Corporation (direct holding of Common Shares and PSUs or RSUs) equal to that dollar value amount that the executive was expected to hold during their last year of employment.  In addition, during the second year post retirement, the Executive will agree to hold equity of APUC with a value equivalent to at least 50% of the value of equity required to be held during the first year following retirement. The executive will also be required to continue to honour all post-employment covenants and obligations contained in their respective employment agreements in accordance with the terms and conditions of those agreements including, if applicable, any non-compete and non-solicitation covenants.
SHAREHOLDER PROPOSALS
Persons entitled to vote at the next annual meeting of Shareholders, and who wish to submit a proposal at that meeting must submit proposals by January 30, 2019.
ADDITIONAL INFORMATION
Copies of the Corporation’s financial statements for the year ended December 31, 2017, together with the report of the auditors thereon, management’s discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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SCHEDULE “A”

Advisory Vote on Approach to Executive Compensation of
Algonquin Power & Utilities Corp. (the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the June 7, 2018 annual meeting of the shareholders of the Corporation.

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SCHEDULE “B”

ALGONQUIN POWER & UTILITIES CORP.
MANDATE OF THE BOARD OF DIRECTORS
1.	PURPOSE
1.1              The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.
2.	MEMBERSHIP, ORGANIZATION AND MEETINGS
2.1              General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from such requirements.
2.2             Independence – The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:
a.	is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and
b.
is independent as determined in accordance with the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines and other applicable laws and regulations, or in the event such independence requirements are not met, is deemed to be independent by the Board.

2.3              Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, in which case the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board.  The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation.  The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties.  The Chair of the Board shall not be the chief executive officer of the Corporation.
2.4              Access to Management and Outside Advisors – The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities.  The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.
2.5              Secretary and Minutes – The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.
2.6              Meetings Without Management – At each regular meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, if the Chair is independent, or the Lead Director, as applicable, meet without management and non-independent directors being present.

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3.	ELECTION OF DIRECTORS
3.1                Majority Voting Policy – The Board has adopted a majority voting policy for the annual election of directors.
3.2                Annual Elections – All directors stand for election by the Corporation’s shareholders annually.
4.	FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.
4.1	Strategic Planning
a.
Strategic Plans – The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.
c.
Monitoring – The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

4.2	Risk Management
a.
General – The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.
Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

4.3	Human Resource Management
a.	General – The Board, with the assistance of the Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation.
b.
Succession Review – The Board, with the assistance of the Compensation Committee or such other committee of the Board that the Board may determine from time to time, as applicable, shall periodically review the succession plans of the Corporation for the Chair of the Board, the Chief Executive Officer and senior management, including the appointment, training and monitoring of such persons.

c.
Integrity of Senior Management – The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation and that the senior management of the Corporation strive to create a culture of integrity throughout the Corporation.

4.4	Corporate Governance
a.
General – The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this mandate, and make changes to the mandate as appropriate.

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b.
Board Independence – The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting – The Board or an appropriate committee of the Board shall periodically review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

4.5	Financial Information
a.
General – At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information – The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

c.
Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders.  If appropriate, the Board shall approve such financial statements and MD&A.

4.6	Communications
a.
General – The Board in conjunction with management shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.
Disclosure – The Board shall periodically review management's compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

4.7	Committees of the Board
a.
Board’s Committees – The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Compensation Committee.  Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

b.
Committee Charters – The Board has approved charters for each committee and shall approve charters for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approve each charter.

c.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each committee's charter to that committee.
d.	Consideration of Committee Recommendations –- As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.
e.
Board/Committee Communication – To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS
5.1              Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

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5.2              Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:
a.
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

b.	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and
c.	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).
5.3              Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.
5.4             Service on Other Boards – Directors may serve on the boards of other for-profit organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization.
5.5              Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.
6.	OWNERSHIP GUIDELINES
6.1             Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders.  The Corporation has adopted a Non-Employee Director Share Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Share Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.
7.	ORIENTATION, SELF-ASSESSMENT AND EVALUATION
7.1              Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.
7.2              The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference.  The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.
8.	CURRENCY OF MANDATE
The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of March 1, 2018.

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354 Davis Road Oakville, Ontario Canada L6J 2X1 Tel: 905-465-4500 Fax: 905-465-4514 www.algonquinpowerandutilities.com